As filed with the Securities and Exchange Commission on May 2, 2005

PEPCO HOLDINGS, INC.

FORM U5S

Annual Report
to
Securities and Exchange Commission

For the Year 2004

TABLE OF CONTENTS

ITEM 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF DECEMBER 31, 2004

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Pepco Holdings, Inc. (60)	N/A	N/A	3,366,216	3,366,216	Registered holding company
Potomac Electric Power Company	100	100	1,002,674	1,002,674	Electric utility
Gridco International L.L.C. (1) (2)	N/A	50			*
POM Holdings, Inc. (1)	1,000	100			*
Microcell Corporation (1) (3)	222,222	13			Nonutility
Pepco Energy Services, Inc. (1)	1,000	100			Energy-related company
Pepco Building Services, Inc. (1)	1,000	100			Energy-related company
MET Electrical Testing Company, Inc. (1)	1,000	100			Energy-related company
Engineered Services, Inc. (1)	1,000	100			Energy-related company
Unitemp, Inc. (1)	1,000	100			Energy-related company
Seaboard Mechanical Services, Inc. (1)	1,000	100			Energy-related company
W.A. Chester, LLC (1) (4)	N/A	100			Nonutility
W.A. Chester Corporation (1)	1,000	100			*
Severn Construction Services, LLC (1) (5)	N/A	100			Nonutility
Pepco Enterprises, Inc. (1)	1,000	100			*
Electro Ecology, Inc. (1) (6)	124	50			*
PES Home Services of Virginia (1)	1,000	100			Nonutility
Potomac Power Resources, LLC (1) (7)	1,000	100			EWG
Fauquier Landfill Gas, LLC (1) (8)	N/A	75			EWG
Trigen-Pepco Energy Services, LLC (1) (9)	N/A	50			Energy-related company
Pepco Government Services, LLC (1) (10)	N/A	100			Energy-related company
Distributed Generation Partners, LLC (1) (11)	N/A	51			Energy-related company
Rolling Hills Landfill Gas, LLC (1) (12)	N/A	82			EWG
Eastern Landfill Gas, LLC (1) (13)	N/A	75			Energy-related company
Oaks Landfill Gas, LLC (1) (14)	N/A	75			Energy-related company
Potomac Capital Investment Corporation (1) (15)	1,000	100			Nonutility holding company
PCI Netherlands Corporation (1)	1,000	100			FUCO
PCI Queensland Corporation (1)	1,000	100			EWG
Kramer Junction Company (1) (16)		30.6			Nonutility
KJC Operating Company (1)		100			Nonutility

1

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Luz Solar Partners, Ltd., III (1) (17)	N/A	22			Nonutility
Luz Solar Partners, Ltd., IV (1) (18)	N/A	10			Nonutility
Luz Solar Partners, Ltd., V (1) (19)	N/A	19			Nonutility
Luz Solar Partners, Ltd., VI (1) (20)	N/A	31			Nonutility
Luz Solar Partners, Ltd., VII (1) (21)	N/A	25			Nonutility
Pepco Technologies LLC (1) (22)	N/A	100			*
AMP Funding, L.L.C. (1) (23)	N/A	100			Nonutility
RAMP Investments, LLC (1) (24)	N/A	100			Nonutility
PCI Air Management Partners, LLC (1) (25)	N/A	100			Nonutility
PCI Ever, Inc. (1)	1,000	100			Nonutility
Friendly Skies, Inc. (1)	1,000	100			Nonutility
PCI Air Management Corporation (1)	1,000	100			Nonutility
American Energy Corporation (1)	1,000	100			Nonutility
PCI-BT Investing, LLC (1) (26)	N/A	100			Nonutility
Potomac Aircraft Leasing Corporation (1)	1,000	100			Nonutility
Potomac Capital Markets Corporation (1)	1,000	100			Nonutility
Potomac Harmans Corporation (1)	1,000	100			Nonutility
Edison Place, LLC (1) (27)	N/A	100			*
Linpro Harmans Land LTD Partnership (1) (28)	N/A	50			*
Potomac Nevada Corporation (1)	1,000	100			Nonutility
Potomac Delaware Leasing Corporation (1) (29)	651.35	100			Nonutility
Potomac Equipment Leasing Corporation (1)	1,000	100			Nonutility
Potomac Leasing Associates, LP (1) (30)	N/A	100			Nonutility
Potomac Nevada Leasing Corporation (1)	1,000	100			Nonutility
PCI Engine Trading, Ltd. (1)	12,000	100			Nonutility
Potomac Capital Joint Leasing Corporation (1)	1,334	100			Nonutility
PCI Nevada Investments (1) (31)	N/A	100			Nonutility
PCI Holdings, Inc (1).	1,000	100			FUCO
Aircraft International Mgt. Co. (1) (32)	10,000	100			Nonutility
PCI-BT Ventures (1) (33)	N/A	90.91			Nonutility
Potomac Nevada Investment, Inc. (1)	1,000	100			FUCO
American-LB Energy Partnership (1) (34)	N/A	50			*

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Carbon Composite, L.L.C. (1) (35)	N/A	50			*
PCI Energy Corporation (1)	1,000	100			Nonutility
Pepco Communications, Inc. (1)	1,000	100			*
PHI Service Company	1,000	100	(7,532)	(7,532)	Service company
Conectiv	100	100	1,808,584	1,808,584	Registered holding company
Delmarva Power & Light Company	1,000	100	600,045	600,045	Gas and electric utility
Atlantic City Electric Company	18,320,937	100	532,388	532,388	Electric utility
Atlantic City Electric Transition Funding LLC (1) (36)	N/A	100			Special purpose financing entity
Keystone Fuels, LLC (1) (37)	N/A	2.47			Nonutility
Conemaugh Fuels, LLC (1) (38)	N/A	3.83			Nonutility
Conectiv Properties and Investments, Inc. (1)	1,000	100			Nonutility
LUZ Solar Partners, LTD., IV (1) (39)	N/A	4.779			Nonutility
DCTC-Burney, Inc. (1)	1,000	100			Energy-related company
Forest Products, L.P. (1) (40)	N/A	1			Energy-related company
Burney Forest Products, A Joint Venture (1) (41)	N/A	44.44			Energy-related company
Conectiv Solutions LLC (1) (42)	N/A	100			Nonutility
ATE Investment, Inc. (1) (43)	100	100			Nonutility
King Street Assurance Ltd. (1) (44)	120,000	100			Nonutility
Enertech Capital Partners, L.P. (1) (45)	N/A	94			Energy-related company
Enertech Capital Partners II, L.P. (1) (46)	N/A	11			Energy-related company
Black Light Power, Inc. (1) (47)	160	<1			Nonutility
Millennium Account Services, LLC (1) (48)	N/A	50			Nonutility
Conectiv Services, Inc. (1)	1,000	100			Nonutility
Conectiv Plumbing, L.L.C. (1) (49)	N/A	100			Nonutility
Conectiv Thermal Systems, Inc. (1)	100	100			Energy-related company
ATS Operating Services, Inc. (1)	50	100			Energy-related company
Atlantic Jersey Thermal Systems, Inc. (1)	100	100			Energy-related company
Thermal Energy Limited Partnership I (1) (50)	N/A	100			Energy-related company
Atlantic Generation, Inc. (1)	100	100			Energy-related company
Vineland Ltd., Inc. (1)	100	100			Energy-related company
Vineland Cogeneration L. P. (1) (51)	N/A	50			Energy-related company
Vineland General, Inc. (1)	100	100			Energy-related company

3

Name of Company	Number of Common Shares Owned	% of Voting Power	Issuer Book Value ($000)	Owner's Book Value ($000)	Type of Business
Pedrick Gen., Inc. (1)	100	100			Energy-related company
Cogeneration Partners of America (1) (52)	N/A	50			*
Binghamton Limited, Inc. (1)	100	100			*
Binghamton General, Inc. (1)	100	100			*
Project Finance Fund III, L.P. (1) (53)	N/A	4.9			Nonutility
Conectiv Communications, Inc. (1)	100	100			ETC
Atlantic Southern Properties, Inc. (1)	100	100			Nonutility
Conectiv Energy Holding Company (1)	1,000	100			Nonutility holding company
ACE REIT, Inc. (1)	1,000	100			Nonutility
Conectiv Atlantic Generation, L.L.C. (1) (54)	N/A	100			EWG
Conectiv Bethlehem, LLC (1) (55)	N/A	100			EWG
Conectiv Delmarva Generation, Inc. (1)	1,000	100			EWG
Conectiv Pennsylvania Generation, LLC (1) (56)	1,000	100			EWG
Conectiv Energy Supply, Inc. (1)	1,000	100			Energy-related company
Conectiv Mid Merit, LLC (1) (57)	1,000	100			EWG
Energy Systems North East, LLC (1) (58)	N/A	50			EWG
Delaware Operating Services Company (1)	1,000	100			Energy-related company
PHI Operating Services Company (1)	1,000	100			Energy-related company
Tech Leaders II, L.P. (1) (59)	N/A	2.6			Energy-related company

* Inactive Company

Notes Relating to Inactive Companies

Gridco International L.L.C. is being held for liquidation.

POM Holdings, Inc. is being held for liquidation.

W.A. Chester Corporation is being held for liquidation.

Pepco Enterprises, Inc. is being held for liquidation pending liquidation of Electro Ecology, Inc.

Electro Ecology, Inc. is being held for liquidation pending resolution of litigation.

Pepco Technologies LLC is being held for liquidation after current IRS examination.

Edison Place, LLC is being held for liquidation.

Linpro Harmans Land LTD Partnership is being held for termination pending disposition of two lots.

American-LB Energy Partnership is being held for termination.

Carbon Composite, L.L.C. is being held for liquidation pending disposition of patents.

Cogeneration Partners of America is being held for liquidation.

Binghampton Limited, Inc. is being held for liquidation.

Binghampton General, Inc. is being held for liquidation.

Organizational Changes during 2004

Atlantic Capital II, a financing subsidiary of Atlantic City Electric Company, was dissolved on March 31, 2004.

Merlot Energy, LLC, a direct subsidiary of Vineland Ltd., Inc., and **Vineland Energy, LLC**, a direct subsidiary of Merlot Energy, LLC, were sold on April 30, 2004.

DCI II, a direct subsidiary of Conectiv Properties and Investments, Inc., was dissolved on May 28, 2004.

Delmarva Power Financing 1, a financing subsidiary of Delmarva Power & Light Company, was dissolved on June 1, 2004.

PES Landfill Corporation, a direct subsidiary of Pepco Energy Services, Inc., was dissolved on September 9, 2004.

Starpower Communications, LLC, a direct subsidiary of Pepco Communications, LLC, was sold on December 21, 2004.

Pepco Communications, LLC was merged into its parent company, Pepco Communications, Inc., on December 31, 2004.

Nextgate, Inc. was merged into its parent company, Pepco Communications, Inc., on December 31, 2004.

Footnotes to Item 1:

(1) Confidential treatment requested pursuant to Rule 104(b).

(2) Gridco International L.L.C. is an inactive Delaware limited liability company. Potomac Electric Power Company has a 50% interest. The remaining interest is held by Public Service Electric & Gas Co.

(3) Microcell Corporation is a private corporation in which Pepco Holdings, Inc. has a 13% interest. As of December 31, 2004, Pepco Holdings, Inc. owned 222,222 shares of common stock and 666,666 shares of Preferred B stock.

(4) W.A. Chester, LLC is a Delaware limited liability company.

(5) Severn Construction Services, LLC is a Delaware limited liability company.

(6) Electro Ecology, Inc. is an inactive New York corporation in which Pepco Enterprises, Inc. holds a 50% interest. The remaining interest is held by Windsor Machinery Company, Inc.

(7) Potomac Power Resources, LLC is a Delaware limited liability company.

(8) Fauquier Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 75% interest. The remaining 25% interest is held by Commonwealth Green Energy, LLC.

(9) Trigen-Pepco Energy Services, LLC is a District of Columbia limited liability company in which Pepco Energy Services, Inc. holds a 50% interest. The remaining 50% interest is held by Trigen Energy Corporation.

(10) Pepco Government Services, LLC is a Delaware limited liability company.

(11)   Distributed Generation Partners, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 51% interest. The remaining 49% interest is held by CRM International, Inc.

(12)   Rolling Hill Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds an 82% interest. The remaining 18% interest is held by Commonwealth Green Energy, LLC.

(13)   Eastern Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 75% interest. The remaining 25% interest is held by Commonwealth Landfill Gas, LLC.

(14)   Oaks Landfill Gas, LLC is a Delaware limited liability company in which Pepco Energy Services, Inc. holds a 75% interest. The remaining 25% interest is held by Commonwealth Landfill Gas, LLC. On January 27, 2005, the name of the company was changed to Blue Ridge Renewable Energy LLC.

(15)   Potomac Capital Investment Corporation and certain subsidiaries hold investments in nonsystem entities. Such investments are detailed below.

Owner	Nonsystem Entity	Type of Investment	Value @12/31/04 ($ thousands)
PCI Ever, Inc. (1)	BT Ever	Preferred Stock - Nonvoting	
Potomac Capital Investment Corporation (1)	General Electric Capital Corp.	Commercial Paper	
Potomac Capital Investment Corporation (1)	Kinetic Venture Fund I	11.11% interest in fund investing in energy and telecommunication startup companies	
Potomac Capital Investment Corporation (1)	Kinetic Venture Fund II	14.28% interest in fund investing in energy and telecommunication startup companies	

(16)   Kramer Junction Company is a California corporation in which Potomac Capital Investment Corporation holds a 30.6% interest.

(17)   Luz Solar Partners, Ltd., III is a California limited partnership in which Potomac Capital Investment Corporation indirectly held a 22% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(18)   Luz Solar Partners, Ltd., IV is a California limited partnership in which Potomac Capital Investment Corporation indirectly held a 10% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(19) Luz Solar Partners, Ltd., V is a California limited partnership in which Potomac Capital Investment Corporation indirectly held a 19% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(20) Luz Solar Partners, Ltd., VI is a California limited partnership in which Potomac Capital Investment Corporation indirectly held a 31% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(21) Luz Solar Partners, Ltd., VII is a California limited partnership in which Potomac Capital Investment Corporation indirectly held a 25% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(22) Pepco Technologies LLC is an inactive Delaware limited liability company.

(23) AMP Funding, L.L.C. is a Delaware limited liability company. Potomac Capital Investments Corporation has a 97% membership interest and PCI Air Management Corporation has a 3% membership interest.

(24) RAMP Investments, LLC is a Delaware limited liability company owned by AMP Funding, L.L.C. (99%) and PCI Air Management Corporation (1%), both associated companies.

(25) PCI Air Management Partners, LLC is a Delaware limited liability company owned by RAMP Investments, LLC (99%) and PCI Air Management Corporation (1%), both associated companies.

(26) PCI-BT Investing, LLC is a Delaware limited liability company owned by Potomac Capital Investment Corporation (32.9%), American Energy Corporation (32.9%), Potomac Nevada Corporation (32.9%) and PCI Air Management Corporation (1.3%), each an associated company.

(27) Edison Place, LLC is an inactive Delaware limited liability company.

(28) Linpro Harmans Land LTD Partnership is an inactive Maryland general partnership in which Potomac Capital Investment Corporation has a 50% general partnership interest. The remaining interest is held by Linpro Harmans Land LTD. Partnership (49.5%) and The Linpro Company (.5%).

(29) Potomac Delaware Leasing Corporation is owned by Potomac Capital Investment Corporation (23%) and Potomac Nevada Corporation (77%), both associated companies.

(30) Potomac Leasing Associates, LP, is a Delaware limited partnership owned by Potomac Delaware Leasing Corporation (98%) and Potomac Nevada Leasing Corporation (2%), both associated companies.

(31) PCI Nevada Investments is a Delaware general partnership owned by Potomac Capital Joint Leasing Corporation (95%) and Potomac Nevada Corporation (5%), both associated companies.

(32) Aircraft International Management Company is a Delaware corporation owned by PCI Holdings, Inc.

(33) PCI-BT Ventures is a Delaware partnership in which Potomac Nevada Corporation, an associated company, owns a 90.91% interest. The remaining 9.09% interest is held by DB Potomac.

(34) American-LB Energy Partnership is an inactive New York general partnership in which Potomac Capital Investment Corporation has a 50% interest.

(35) Carbon Composite, LLC is an inactive Delaware limited liability company, in which Potomac Capital Investments, Inc., an associated company, owns a 50% interest. The remaining 50% interest is held by Carbon Composite Corporation.

(36) Atlantic City Electric Transition Funding, LLC is a Delaware limited liability company.

(37) Keystone Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 2.47% interest. The remainder is owned by Constellation Power, Inc. (20.99%), Keystone Power LLC (3.7%), PPL Generation LLC (12.34%), Eastern Pennsylvania Generation Company (20.99%), PSEG Power Fuels LLC (22.84%) and Reliant Energy Keystone Fuels LLC (16.67%).

(38) Conemaugh Fuels, LLC is a Delaware limited liability company in which Atlantic City Electric Company has a 3.83% interest. The remainder is owned by Conemaugh Power LLC (3.72%), Constellation Power, Inc. (10.56%), Exelon Power Holdings, LP (20.72%), PPA Generation LLC (11.39%), Allegheny Energy Supply Company (9.72%), PSEG Power Fuels LLC (22.5%), Reliant Energy Key/Con Fuels LLC (16.45%) and UGI Development Company (1.11%).

(39) Luz Solar Partners, Ltd., VI is a California limited partnership in which Conectiv Properties and Investments Corporation held a 4.779% limited partnership interest. The interest was sold to FPL Energy and the Carlyle/Riverstone Energy Partners on January 31, 2005. Neither Pepco Holdings, Inc., nor any subsidiary, has an option to repurchase this holding nor has any guarantee been issued with regard to the sale.

(40) Forest Products, L.P. is a Delaware limited partnership in which DCTC-Burney, Inc. has a 1% general partnership interest. The remaining 99% limited partnership interest is held by GR Capital.

(41) Burney Forest Products, A Joint Venture is a California general partnership owned by DCTC-Burney, Inc. and Forest Products, L.P., both associated companies. Book value represents the combined book value of Forest Products, L.P. and Burney Forest Products, A Joint Venture.

(42) Conectiv Solutions LLC is a Delaware limited liability company.

(43) ATE Investment, Inc. is a Delaware corporation owned by Conectiv Solutions LLC (85%) and Atlantic Generation, Inc. (15%), both associated companies.

(44) King Street Assurance LTD is a company organized and existing as an exempted Class E insurance company under the laws of Bermuda.

(45) Enertech Capital Partners, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. has a 94% limited partnership interest.

(46) Enertech Capital Partners II, L.P. is a Delaware limited partnership in which King Street Assurance Ltd. has an 11% limited partnership interest.

(47) Black Light Power, Inc. is a Delaware corporation in which Conectiv Solutions LLC holds a less than 1% interest.

(48) Millennium Account Services, LLC is a Delaware limited liability company in which Conectiv Solutions LLC has a 50% interest. The remaining interest is held by South Jersey Gas Company.

(49) Conectiv Plumbing, L.L.C. is a Delaware limited liability company.

(50) Thermal Energy Limited Partnership I is a Delaware limited partnership owned by Conectiv Thermal Systems, Inc. (99%) and Atlantic Jersey Thermal Systems, Inc. (1%), both associated companies.

(51) Vineland Cogeneration Limited Partnership is a Delaware limited partnership in which Vineland Limited, Inc. has a 45% limited partnership interest and Vineland General, Inc. has a 5% general partnership interest. The remaining 50% is owned by Javelin Vineland General Corporation and Javelin Vineland Limited, LLC.

(52) Cogeneration Partners of America is an inactive New Jersey general partnership in which Atlantic Generation, Inc., an associated company, owns a 50% interest. The remaining 50% is owned by Javelin Holdings, LLC.

(53) Project Finance Fund III, L.P.**,** formerly Energy Investors Fund III, L.P., is a Delaware limited partnership in which Atlantic Generation, Inc. holds a 4.9% interest.

(54) Conectiv Atlantic Generation, L.L.C. is a Delaware limited liability company.

(55) Conectiv Bethlehem, LLC is a Delaware limited liability company.

(56) Conectiv Pennsylvania Generation, LLC, formerly Conectiv Pennsylvania Generation, Inc., is a Delaware limited liability company.

(57) Conectiv Mid Merit LLC is a Delaware limited liability company.

(58) Energy Systems North East, LLC is a Delaware limited liability corporation in which Conectiv Mid Merit, LLC has a 50% interest. The remaining interest is held by National Fuels Resources.

(59) Tech Leaders II, L.P. is a Delaware limited partnership in which Conectiv holds a 2.6% limited partnership interest.

(60) Below are listed investments in unsecured debt as of December 31, 2004:

Borrower	Lender	Type of Borrowing	Amount ($000)	Interest Rate (%)	Maturity Date
ATE Investment, Inc. (1)	PHI Service Company, Agent	Money Pool Advance			Demand
Atlantic Southern Properties, Inc. (1)	PHI Service Company, Agent	Money Pool Advance			Demand
Conectiv	Pepco Holdings, Inc.	Intercompany Note	39,571	2.542	Demand
Conectiv Atlantic Generation, L.L.C. (1)	Pepco Holdings, Inc.	Intercompany Note			Demand
Conectiv Bethlehem, LLC (1)	Conectiv Energy Holding Company	Intercompany Note			Demand
Conectiv Bethlehem, LLC (1)	Conectiv Energy Holding Company	Intercompany Note			11/1/09
Conectiv Bethlehem, LLC (1)	Conectiv Energy Holding Company	Intercompany Note			11/1/11
Conectiv Bethlehem, LLC (1)	Conectiv Energy Holding Company	Intercompany Note			11/1/14
Conectiv Energy Holding Company (1)	Pepco Holdings, Inc.	Intercompany Note			Demand
Conectiv Energy Holding Company (1)	Pepco Holdings, Inc.	Intercompany Note			11/1/09

Conectiv Energy Holding Company (1)	Pepco Holdings, Inc.	Intercompany Note				11/1/11
Conectiv Energy Holding Company (1)	Pepco Holdings, Inc.	Intercompany Note				11/1/14
Conectiv Energy Supply, Inc. (1)	PHI Service Company, Agent	Money Pool Advance				Demand
Conectiv Mid Merit, LLC (1)	Conectiv Energy Holding Company	Intercompany Note				Demand
Conectiv Solutions LLC (1)	Conectiv Communications, Inc.	Intercompany Note				5/21/21
Delmarva Power & Light Company	PHI Service Company, Agent	Money Pool Advance	29,450	2.542		Demand
Delaware Operating Services Company (1)	Pepco Holdings, Inc.	Intercompany Note				Demand
Potomac Electric Power Company	PHI Service Company, Agent	Money Pool Advance	14,030	2.542		Demand
Pepco Energy Services, Inc. (1)	PHI Service Company, Agent	Money Pool Advance				Demand
PHI Service Company	PHI Service Company, Agent	Money Pool Advance	10,367	2.542		Demand
Potomac Capital Investment Corporation (1)	Pepco Holdings, Inc.	Intercompany Note				9/25/14
Potomac Capital Investment Corporation (1)	Pepco Holdings, Inc.	Intercompany Note				9/30/14
Potomac Capital Investment Corporation (1)	Pepco Holdings, Inc.	Intercompany Note				1/1/05

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

Item 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES DURING 2004

Name of Issue And Title of Issue	Name of Company Issuing, Selling, Pledging Guaranteeing, or Assuming Securities	Issued and Sold ($000)	Pledged, Guaranteed or Assumed ($000)	Date of Transaction	Proceeds ($000)	Commission Authorization
Atlantic City Electric Company						
5.80% Senior Notes due 2034	Atlantic City Electric Company	120,000	N/A	4/8/04	118,582	Rule 52
Pollution Control Authority of Salem County Pollution Control Revenue Refunding Bonds, Series 2004A	Atlantic City Electric Company	23,150	N/A	8/20/04	23,150	Rule 52
Pollution Control Authority of Cape May County Pollution Control Revenue Refunding Bonds, Series 2004A	Atlantic City Electric Company	25,000	N/A	8/20/04	25,000	Rule 52
Pollution Control Authority of Cape May County Pollution Control Revenue Refunding Bonds, Series 2004B	Atlantic City Electric Company	6,500	N/A	8/20/04	6,500	Rule 52
Commercial Paper	Atlantic City Electric Company	[1]	N/A	Various	[1]	Rule 52
Delmarva Power & Light Company						
5% Notes due 2014	Delmarva Power & Light Company	100,000	N/A	11/19/04	98,861	Rule 52
Various						
Surety Bonds	Various	N/A	76,515[2]	Various	N/A	Rule 45

[1]   Atlantic City Electric Company issued commercial paper at various times throughout 2004. The highest outstanding balance of commercial paper was $80 million on June 21, 2004. The balance as of December 31, 2004 was $32.7 million.

[2]   Balance is as of December 31, 2004.

The above does not include issuances of system companies that have been authorized by Commission order under the Public Utility Holding Company Act of 1935 and which are subject to Rule 24 certificate filing requirements.

Item 4.   **ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES**
DURING 2004

Name of Issuer And Title of Issue	Company Acquiring Redeeming or Retiring Securities	Principal Amount Acquired ($000)	Principal Amount Redeemed ($000)	Principal Amount Retired ($000)	Consideration ($000)	Commission Authorization
Atlantic Capital II						
7.375% Monthly Income Preferred Securities	Atlantic Capital II	0	25,000	0	25,000	Rule 42
Atlantic City Electric Company						
6.375% Pollution Control Revenue Bonds	Atlantic City Electric Company	0	1,975	0	1,975	Rule 42
7% First Mortgage Bond	Atlantic City Electric Company	0	75,000	0	77,183	Rule 42
7% First Mortgage Bond	Atlantic City Electric Company	0	62,500	0	64,300	Rule 42
7.15% Medium Term Note	Atlantic City Electric Company	0	0	9,000	9,000	Rule 42
6.15% Pollution Control Revenue Bonds	Atlantic City Electric Company	0	23,150	0	23,613	Rule 42
7.20% Pollution Control Revenue Bonds	Atlantic City Electric Company	0	25,000	0	25,500	Rule 42
7% Pollution Control Revenue Bonds	Atlantic City Electric Company	0	6,500	0	6,630	Rule 42
Conectiv						
6.73% Medium Term Note	Conectiv	0	0	50,000	50,000	Rule 42
Conectiv Bethlehem, LLC						
Secured Variable Rate Notes	Conectiv Bethlehem, LLC	0	335,000	0	335,000	Rule 42
Delmarva Power Financing I						
8.125% Trust Preferred	Delmarva Power Financing I	0	70,000	0	70,000	Rule 42
Delmarva Power & Light Company						
6.95% First Mortgage Bond	Delmarva Power & Light Company	0	0	2,451	2,451	Rule 42
8.30% Medium Term Note	Delmarva Power & Light Company	0	0	4,500	4,500	Rule 42

Name of Issuer And Title of Issue	Company Acquiring Redeeming or Retiring Securities	Principal Amount Acquired ($000)	Principal Amount Redeemed ($000)	Principal Amount Retired ($000)	Consideration ($000)	Commission Authorization
Pepco Holdings, Inc.						
Floating Rate Note	Pepco Holdings, Inc.	0	0	200,000	200,000	Rule 42
Potomac Capital Investment Corp.						
6.59% Medium Term Note	Potomac Capital Investment Corporation	0	0	26,000	26,000	Rule 42
6.36% Medium Term Note	Potomac Capital Investment Corporation	0	0	10,000	10,000	Rule 42
7.97% Medium Term Note	Potomac Capital Investment Corporation	0	0	50,000	50,000	Rule 42
Potomac Electric Power Company						
6.875% First Mortgage Bond	Potomac Electric Power Company	0	75,000	0	77,325	Rule 42
6.875% First Mortgage Bond	Potomac Electric Power Company	0	100,000	0	102,660	Rule 42
7% Medium Term Note	Potomac Electric Power Company	0	35,000	0	35,963	Rule 42
6.80% Preferred Series 1992	Potomac Electric Power Company	0	42,500	2,500	45,000	Rule 42
4.56% Preferred Series 1965	Potomac Electric Power Company	8,295	0	0	7,706	Rule 42

13

Item 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

The aggregate amount of investments at December 31, 2004 in persons operating in the system's retail area. Please refer to Item 1 for a description of other investments in nonsystem companies.

Name of System Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner ($000)	Number of Persons (Entities)	Description of Persons or Entities
Potomac Electric Power Company [1]	44	4 [2]	Retail Company Securities
Atlantic City Electric Company [1]	[3]	[3]	Retail Company Securities
Delmarva Power & Light Company [1]	[4]	[4]	Retail Company Securities
Conectiv [1]	2	3	Retail Company Securities

[1]   Investments in securities represent bankruptcy distributions applicable to obligations of customers incurred in the ordinary course of business.
[2]   Potomac Electric Power Company also holds securities of 25 other entities that are considered worthless.
[3]   Atlantic City Electric Company holds securities of 2 entities with an aggregate value of less than $1,000.
[4]   Delmarva Power & Light Company holds securities of 1 entity that is considered worthless.

14

ITEM 6.   **OFFICERS AND DIRECTORS**

Part 1.   **Names, principal business address and positions held as of December 31, 2004.**

ACE REIT, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Aircraft International Management Company

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & Chief Executive Officer
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

AMP Funding, L.L.C.
701 Ninth Street, NW
Washington, DC 20068

Managers:

Richard Battista
Laura Carlson
Leslie C. Zimberg
Andrew W. Williams
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & Chief Executive Officer
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
Leslie C. Zimberg	Vice President, General Counsel & Secretary
David McCarty	Vice President & Tax Director
Kenneth M. Sobien	Vice President & Treasurer

American Energy Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & Chief Executive Officer
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director

ATE Investments, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Atlantic City Electric Company

800 King Street
P. O. Box 231
Wilmington, DE 19899

Dennis R. Wraase - Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	Chairman
William J. Sim	President & CEO
Joseph M. Rigby	CFO
William M. Gausman	Vice President
Gary R. Stockbridge	Vice President
George W. Potts	Vice President
J. Mack Wathen	Vice President, Assistant Secretary & Assistant Treasurer
Anthony J. Kamerick	Treasurer

James P. Lavin	Controller
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Secretary & Assistant Treasurer
Karen G. Almquist	Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Carl D'Adamo	Assistant Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Atlantic City Electric Transition Funding LLC

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
Albert Fioravanti
Orlando Figueroa

Officers:

Thomas S. Shaw	Chairman
Joseph M. Rigby	President & COO
James P. Lavin	CFO
Kirk J. Emge	General Counsel
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Atlantic Generation, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Atlantic Jersey Thermal Systems, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

E. R. Mayberry - Chairman
David Weiss
Peter Meier

Officers:

E. R. Mayberry	Chairman & CEO
David Weiss	President
Thomas Herzog	Vice President
James McDonnell	Treasurer
Peter Meier	Secretary
Adam Chmara	Assistant Secretary

Atlantic Southern Properties, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman, President & CEO
James P. Lavin	Vice President, Controller & CFO
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

ATS Operating Services, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Binghamton General, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Binghamton Limited, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Carbon Composite, L.L.C.

701 Ninth Street, NW
Washington, DC 20068

Managers:

Andrew W. Williams
Kenneth Jackson

Conectiv
800 King Street
P. O. Box 231
Wilmington, DE 19899

Dennis R. Wraase - Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	Chairman & CEO
Thomas S. Shaw	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	Senior Vice President
Joseph M. Rigby	Senior Vice President & CFO
William H. Spence	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President
Robert Gabbard	Vice President
Albert F. Kirby, III	Vice President
Gary R. Stockbridge	Vice President
David M. Velazquez	Vice President
J. Mack Wathen	Vice President
Ellen Sheriff Rogers	Secretary
Karen G. Almquist	Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Atlantic Generation, L.L.C.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby, III	Vice President
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Bethlehem, LLC

800 King Street
P. O. Box 231
Wilmington, DE 19899
Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby, III	Vice President
Karen G. Almquist	Treasurer

Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Communications, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman, President & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Delmarva Generation, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Energy Holding Company

800 King Street
P. O. Box 231
Wilmington, DE 19899

Dennis R. Wraase - Chairman
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	Chairman
Thomas S. Shaw	CEO
William H. Spence	President & COO
William T. Torgerson	Executive Vice President & General Counsel
Joseph M. Rigby	Senior Vice President & CFO
Andrew W. Williams	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby, III	Vice President
David M. Velazquez	Vice President
Ellen Sheriff Rogers	Secretary
Karen G. Almquist	Assistant Treasurer

Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Energy Supply, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Dennis R. Wraase - Chairman
Thomas S. Shaw
William H. Spence
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	CEO
Thomas S. Shaw	President & COO
Joseph M. Rigby	Senior Vice President & CFO
Andrew W. Williams	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Robert Gabbard	Vice President
Albert F. Kirby, III	Vice President
David M. Velazquez	Vice President
Nathan L. Wilson	Vice President & Assistant Secretary
Ellen Sheriff Rogers	Secretary
Kirk J. Emge	General Counsel
Karen G. Almquist	Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Louis A. Tonelli	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Stacey L. Evans	Assistant Secretary

Conectiv Mid Merit, LLC

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby, III	Vice President
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Pennsylvania Generation, LLC

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Albert F. Kirby, III	Vice President
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Properties and Investments, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman, President & CEO
James P. Lavin	Vice President, Controller & CFO
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Services, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors: Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman, President & CEO
James P. Lavin	Vice President, Controller & CFO
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Solutions LLC

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman, President & CEO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Conectiv Thermal Systems, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

E. R. Mayberry - Chairman
David Weiss
Peter Meier

Officers:

E. R. Mayberry	Chairman & CEO
David Weiss	President
Thomas Herzog	Vice President
James McDonnell	Treasurer
Peter Meier	Secretary
Adam Chmara	Assistant Secretary

DCTC-Burney, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Delaware Operating Services Company
800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Delmarva Power & Light Company
800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Dennis R. Wraase. - Chairman
Joseph M. Rigby
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	Chairman
Thomas S. Shaw	President & CEO
Joseph M. Rigby	Senior Vice President & CFO
Andrew W. Williams	Senior Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
William M. Gausman	Vice President
Gary R. Stockbridge	Vice President
J. Mack Wathen	Vice President, Assistant Treasurer & Assistant Secretary
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary
Gary L. Hanson	Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Distributed Generation Partners, LLC

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

Richard Bailey
Glenn Simpson
Kurt Tella
David Weiss

Officers:

Kurt Tella	President
David Weiss	Vice President
Glenn Simpson	Treasurer
Richard Bailey	Secretary
Peter E. Meier	Assistant Secretary

Eastern Landfill

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

E. R. Mayberry
David Weiss
Eduardo Borroni
Charles Foster

Officers:

David Weiss	President
Charles Foster	Vice President
James McDonnell	Treasurer
Peter E. Meier	Secretary

Edison Place, LLC

701 Ninth Street, NW
Washington, DC 20068

Managers:

Andrew W. Williams - Chairman

Richard Battista

Leslie C. Zimberg

Officers:

Andrew W. Williams	President & CEO
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Kenneth M. Sobien	Vice President & Treasurer
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director

Electro Ecology, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry
Peter E. Meier
David Weiss

Officers:

David Weiss	President
Michael Watt	Vice President
Peter E. Meier	Corporate Secretary

Engineered Services, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry
Robert Aylward
Peter E. Meier

Officers:

Robert Aylward	Chief Executive Officer
Michael T. Bletzecker	President
Michael J. Watt	Vice President
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Fauquier Landfill Gas, LLC

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers

E. R. Mayberry
Ed Borroni
Charles R. Foster
David Weiss

Officers:

David Weiss	President
Charles R. Foster	Vice President
James McDonnell	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Friendly Skies, Inc.

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Avril G. Harvey
Diane Vucenich
Leslie C. Zimberg
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Secretary

King Street Assurance Ltd.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin
David J. Doyle
James M. Macdonald (as alternate to D. J. Doyle only)

Officers:

Thomas S. Shaw	Chairman, President & CEO
William H. Spence	Senior Vice President
James P. Lavin	Vice President, Controller & CFO
M. Howard Yourinson	Vice President
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
I. S. Outerbridge	Secretary
Ellen Sheriff Rogers	General Counsel & Assistant Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary
Wayne Morgan	Assistant Secretary

MET Electrical Testing Company

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry

Officers:

Robert Aylward	Chief Executive Officer
Frank Ceci	President
Catherine Davidson	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Microcell Corporation

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

Gordon Blackwell
William R. Shenton
Andrew W. Williams

Officers:

Ray R. Eshraghi   President

Oaks Landfill

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

E. R. Mayberry
David Weiss
Eduardo Borroni
Charles Foster

Officers:

David Weiss   President
Charles Foster   Vice President
James McDonnell   Treasurer
Peter E. Meier   Secretary

PCI Air Management Corporation

1575 Delucci Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director
Laura Carlson	Assistant Secretary

PCI Energy Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director

PCI Engine Trading, Ltd.

701 Ninth Street, NW
Washington, DC 20068

Directors:

C. F. Cooper, A.
Donald H. Malcolm
Andrew W. Williams
Dennis R. Wraase
Leslie C. Zimberg
John C. Collis, R. - Alternate Director
Richard Battista
David McCarty
Kenneth M. Sobien
Officers:

Donald H. Malcolm	Chairman
C. F. Cooper, A.	Deputy Chairman
Leslie C. Zimberg	Vice President & Assistant Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director
Kenneth M. Sobien	Vice President & Treasurer
Joan L. Barnes, K.	Secretary

PCI Ever, Inc.

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien
Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

PCI Holdings, Inc.

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

PCI Netherlands Corporation

1575 Delucchi Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

PCI Queensland Corporation

1575 Delucchi Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Pedrick Gen., Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Pepco Building Services, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

Robert Aylward
E. R. Mayberry
Peter E. Meier

Officers:

E. R. Mayberry	Chief Executive Officer
Robert Aylward	President & COO
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Pepco Communications, Inc.

701 Ninth Street, NW
Washington, DC 20068

Directors:

Dennis R. Wraase - Chairman
Andrew W. Williams

Officers:

Dennis R. Wraase	President & CEO
Arsalan Azarsa	Vice President & Controller
John H. Ng	Vice President - Telecommunications Engineering
Leslie C. Zimberg	Vice President, General Counsel & Secretary

Pepco Energy Services, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

Dennis R. Wraase - Chairman
E. R. Mayberry
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams

Officers:

E. R. Mayberry	President & CEO
Mark Kumm	President & COO, Asset Management Group
David Weiss	President, Performance Management Group
Robert Aylward	President, Pepco Building Services, Inc.
James C. McDonnell	Senior Vice President & CFO
Peter E. Meier	Vice President, General Counsel & Secretary
Caryn Bacon	Senior Vice President, Asset Management Group
Ed Borroni	Vice President of Engineering, Performance Management Group
Steven Griffin	Vice President, Performance Management Group
Robert W. Hollis	Senior Vice President of Operations, Performance Management Group
John Huffman	Vice President, Performance Management Group
Jim Lukas	Vice President, Asset Management Group
Pamela Maines	Vice President, Sales & Marketing
A. Glenn Simpson	Vice President, Product Development
Scott Snyder	Vice President, Risk Management
Adam S. Chmara	Deputy General Counsel & Assistant Secretary
Brad McDonald	Treasurer
Peter McPhun	Controller

Pepco Enterprises, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry
Robert Aylward
Peter E. Meier

Officers:

David Weiss	President
Peter E. Meier	Secretary

Pepco Government Services, LLC
1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

E. R. Mayberry
David Weiss

Officers:

E. R. Mayberry	Chief Executive Officer
David Weiss	President
James C. McDonnell	Treasurer
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Pepco Holdings, Inc.

701 Ninth Street NW
Washington, DC 20068

Edmund B. Cronin, Jr.
Jack B. Dunn, IV
Terence C. Golden
George F. MacCormack
Richard B. McGlynn
Floretta D. McKenzie
Lawrence C. Nussdorf
Peter F. O'Malley
Pauline A. Schneider
William T. Torgerson
Dennis R. Wraase
A. Thomas Young

Officers:

Dennis R. Wraase	Chairman, President & CEO
William T. Torgerson	Vice Chairman & General Counsel
Thomas S. Shaw	Executive Vice President
Andrew W. Williams	Senior Vice President & Chief Risk Officer
E. R. Mayberry	Senior Vice President
Beverly L. Perry	Senior Vice President
Joseph M. Rigby	Senior Vice President & CFO
William J. Sim	Senior Vice President
William H. Spence	Senior Vice President
Kenneth P. Cohn	Vice President & CIO
Jill R. Downs	Vice President
Kirk J. Emge	Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
James S. Potts	Vice President
Ellen Sheriff Rogers	Vice President, Secretary & Assistant Treasurer
Barbara J. Williams	Vice President
Karen G. Almquist	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer
Kathy A. White	Assistant Controller
Allen E. Webb	Assistant Controller

Pepco Technologies LLC

701 Ninth Street, NW
Washington, DC 20068

Managers:

Andrew W. Williams
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director
Laura Carlson	Assistant Secretary

PepMarket.com, LLC

701 Ninth Street NW
Washington, DC 20068

Dennis R. Wraase - Chairman
William T. Torgerson
Andrew W. Williams

Officers:

Dennis R. Wraase	Chairman & CEO
James J. Demarest	President & COO
Joy J. Dorsey	Deputy General Counsel & Corporate Secretary
Richard Battista	Controller

PES Home Services of Virginia

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry
Peter E. Meier

Officers:

Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

PES Landfill Gas Corporation

1300 17th Street, North
Suite 1600
Arlington, VA 22209

E. R. Mayberry
David Weiss

Officers:

Peter E. Meier	Secretary

49

PHI Operating Services Company
800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chief Executive Officer
William H. Spence	President
James P. Lavin	Vice President & Controller
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

PHI Service Company

800 King Street
P. O. Box 231
Wilmington, DE 19899

Dennis R. Wraase - Chairman
Thomas S. Shaw
William T. Torgerson
Andrew W. Williams
Joseph M. Rigby

Officers:

Dennis R. Wraase	Chairman & CEO
Thomas S. Shaw	Chief Operating Officer
William T. Torgerson	Executive Vice President & General Counsel
Andrew W. Williams	President
Beverly L. Perry	Senior Vice President
Joseph M. Rigby	Senior Vice President & CFO
William J. Sim	Senior Vice President
William H. Spence	Senior Vice President
Kenneth P. Cohn	Vice President
Jill R. Downs	Vice President
Kirk J. Emge	Vice President
William M. Gausman	Vice President
Ernest J. Jenkins	Vice President
Anthony J. Kamerick	Vice President & Treasurer
Albert F. Kirby, III	Vice President
James P. Lavin	Vice President & Controller
Michael W. Maxwell	Vice President
Kevin McGowan	Vice President
George W. Potts	Vice President
James S. Potts	Vice President
Ellen Sheriff Rogers	Vice President & Secretary
J. Mack Wathen	Vice President
Barbara J. Williams	Vice President
Karen G. Almquist	Assistant Treasurer
Donna J. Kinzel	Assistant Treasurer
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

POM Holdings, Inc.

701 Ninth Street NW
Washington, DC 20068

Directors:

E. R. Mayberry
John D. McCallum
Andrew W. Williams
Dennis R. Wraase
Joseph M. Rigby

Officers:

Dennis R. Wraase	Chairman of the Board & CEO
E. R. Mayberry	President - Pepco Energy Services Group
Joy J. Dorsey	Deputy General Counsel & Corporate Secretary
Richard Battista	Controller

Potomac Aircraft Leasing Corporation

1575 Delucchi Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Capital Investment Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors:

Dennis R. Wraase - Chairman
Thomas S. Shaw
William T Torgerson
Andrew W. Williams

Officers:

Andrew W. Williams	President & CEO
Richard Battista	Controller
Leslie C. Zimberg	Senior Vice President, General Counsel & Secretary
Kenneth M. Sobien	Treasurer
David McCarty	Assistant Controller - Taxes

Potomac Capital Joint Leasing Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Capital Markets Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors

Andrew W. Williams - Chairman
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director

Potomac Delaware Leasing Corporation

701 Ninth Street, NW
Washington, DC 20068

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Electric Power Company

701 Ninth Street NW
Washington, DC 20068

Directors:

Dennis R. Wraase - Chairman
William T. Torgerson
Andrew W. Williams
Thomas S. Shaw
William J. Sim
Joseph M. Rigby
Officers:

Dennis R. Wraase	Chairman of the Board & CEO
William J. Sim	President & COO
Joseph M. Rigby	Senior Vice President & CFO
Andrew W. Williams	Senior Vice President
William M. Gausman	Vice President
Anthony J. Kamerick	Vice President & Treasurer
James P. Lavin	Vice President & Controller
Michael W. Maxwell	Vice President
Michael J. Sullivan	Vice President
Stanley A. Wisniewski	Vice President
Kirk J. Emge	General Counsel
Ellen Sheriff Rogers	Secretary & Assistant Treasurer
Karen G. Almquist	Assistant Treasurer & Assistant Secretary
James J. Demarest, Jr.	Assistant Treasurer & Assistant Secretary
Donna J. Kinzel	Assistant Treasurer

Potomac Equipment Leasing Corporation

1575 Delucci Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Harmans Corporation

701 Ninth Street, NW
Washington, DC 20068

Andrew W. Williams - Chairman
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
David McCarty	Vice President & Tax Director

Potomac Nevada Corporation

1575 Delucci Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Nevada Investment Inc.

1575 Delucci Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Nevada Leasing Corporation

1575 Delucci Lane
#115
Reno, NV 89502

Directors:

Andrew W. Williams - Chairman
Laura Carlson
Richard Battista
Leslie C. Zimberg
David McCarty
Kenneth M. Sobien

Officers:

Andrew W. Williams	President & CEO
Kenneth M. Sobien	Vice President & Treasurer
Leslie C. Zimberg	Vice President, General Counsel & Secretary
Richard Battista	Vice President & Controller
Laura Carlson	Assistant Secretary
David McCarty	Vice President & Tax Director

Potomac Power Resources, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

E. R. Mayberry
Peter E. Meier

Officers:

E. R. Mayberry	President
Peter E. Meier	Secretary
James C. McDonnell	Treasurer

Rolling Hills Landfill Gas, LLC

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Officers:

David Weiss	President
Charles R. Foster	Vice President
James C. McDonnell	Treasurer
Adam S. Chmara	Secretary

Seaboard Mechanical Services, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry
Robert Aylward
Peter E. Meier

Officers:

Robert Aylward	Chief Executive Officer
Jason Sanker	President
Peter E. Meier	Secretary
Adam S. Chmara	Assistant Secretary

Severn Construction Services, LLC

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

Robert Aylward - Chairman

Officers:

Robert Aylward	Chief Executive Officer
T. Scott Agnor	President
Peter E. Meier	Secretary
Catherine Davidson	Treasurer
Adam Chmara	Assistant Secretary

Trigen - Pepco Energy Services, LLC

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

Werner Schattner
Herman Schopman
David Weiss
Adam Chmara

Officers:

Werner Schnattner	President & CEO
David Weiss	Vice President & COO
Herman Schopman	Vice President
Robert Hollis	Vice President
Rachel Kilpatrick	Treasurer
Daniel Blackbum	Assistant Treasurer
Steven Gavin	Secretary
Adam Chmara	Assistant Secretary
Brad Witmer	Controller

Unitemp, Inc.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

E. R. Mayberry

Officers:

Robert Aylward	Chief Executive Officer
Roger Garrett	President & COO
Peter E. Meier	Secretary
Catherine Davidson	Treasurer & Assistant Secretary

Vineland General, Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Thomas S. Shaw - Chairman
William H. Spence
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

Vineland Ltd., Inc.

800 King Street
P. O. Box 231
Wilmington, DE 19899

Directors:
Thomas S. Shaw - Chairman
James P. Lavin

Officers:

Thomas S. Shaw	Chairman & CEO
William H. Spence	President & COO
James P. Lavin	Vice President, Controller & CFO
Arturo F. Agra	Vice President, Assistant Treasurer & Assistant Secretary
Karen G. Almquist	Treasurer
Donna J. Kinzel	Assistant Treasurer
Ellen Sheriff Rogers	General Counsel & Secretary
Jeffery E. Snyder	Assistant Treasurer
Nina J. Clements	Assistant Secretary
Diana C. DeAngelis	Assistant Secretary

W. A. Chester Corporation

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Directors:

Robert Aylward

Officers:

Robert Aylward	Chief Executive Officer
Robert L. Thompson, Jr.	President
Frankie L. Musick	Secretary
Catherine Davidson	Treasurer

W. A. Chester, L.L.C.

1300 17th Street, North
Suite 1600
Arlington, VA 22209

Managers:

Robert Aylward

Officers:

Robert Aylward	Chief Executive Officer
Robert L. Thompson, Jr.	President
Frankie L. Musick	Secretary
Catherine Davidson	Treasurer

ITEM 6. <u>OFFICERS AND DIRECTORS</u> (Continued)

Part II.   **Financial connections of directors and executive officers as of December 31, 2004**

Peter F. O'Malley is a director of Pepco Holdings, Inc. and was a director of Legg Mason, Inc. until March 28, 2005. He was eligible to serve as a director of Pepco Holdings, Inc. pursuant to Rule 70(b)(4).

No Pepco Holdings, Inc. subsidiary has a director who is affiliated as an officer or a director with a commercial banking institution or investment bank.

Item 6, Part III (a). <u>COMPENSATION OF DIRECTORS AND OFFICERS</u>

(Item 6, Part III (a) and Item 6, Part III (b) conform with presentations in Pepco Holding, Inc.'s definitive Proxy Statement for the 2005 Annual Meeting of Shareholders)

DIRECTOR COMPENSATION

Commencing January 1, 2005, each of the Company's directors who is not an employee of the Company or any of its subsidiaries (a "non-management director") is paid an annual retainer of $45,000, plus a fee of $2,000 for each Board and Committee meeting attended. Each non-management director who chairs the Compensation/Human Resources, Executive or Finance Committee is paid an additional annual retainer of $5,000. The Lead Director (who is also the Chairman of the Corporate Governance/Nominating Committee) and the non-management director who chairs the Audit Committee is paid an additional annual retainer of $7,500.

Each non-management director is required to own at least 7,500 shares of Common Stock or Common Stock equivalents ("phantom stock"). Non-management directors serving as of January 1, 2005 have until December 31, 2007 to meet this requirement. Newly elected or appointed non-management directors are required to reach this ownership level within three years after the date of their election or appointment.

On December 16, 2004, the Board adopted a Non-Management Director Compensation Plan (the "Director Compensation Plan"), which superseded the Company's Stock Compensation Plan for Directors. Under the new plan, which became effective January 1, 2005, each non-management director is entitled to elect to receive his or her annual retainer, retainer for service as a committee chairman, if any, and meeting fees in: (1) cash, (2) shares of Common Stock, (3) a credit to an account for the director established under the Company's Executive and Director Deferred Compensation Plan ("Deferred Compensation Plan") or (4) any combination thereof. A non-management director who elects to have all or any portion of his or her compensation for services as a director credited to an account under the Deferred Compensation Plan can elect to have his or her account balance under the plan: (i) maintained in the form of phantom stock and credited with additional phantom stock when the Company pays a dividend on its Common Stock, (ii) credited with a return based on the prevailing prime rate or (iii) credited with a return based on the return on one or more investment funds selected by the committee responsible for the administration of the Deferred Compensation Plan. Distributions to participants under the Deferred Compensation Plan are made in cash, in either a lump sum or installments, commencing at a time selected by the participant.

Although under the terms of the Company's Long-Term Incentive Plan, each non-management director is entitled to a grant, on May 1 of each year, of an option to purchase 1,000 shares of Common Stock, the Board of Directors has determined that these grants will not be made.

The Company also provides directors with travel accident insurance for Company-related travel, directors' and officers' liability insurance coverage and reimburses directors for travel, hotel and other out-of-pocket expenses incurred in connection with their performance of their duties as directors. The Company also provides the directors with free parking in the Company's headquarters building other than in connection with their performance of their duties as directors.

The following table sets forth, as of March 15, 2005, for each non-management director who has elected to receive all or a portion of his/her annual retainer and meeting fees in phantom stock under the Company's Deferred Compensation Plan, the number of credited phantom stock units (each corresponding to one share of Common Stock).

Name of Director	Pepco Holdings Phantom Stock Units
Edmund B. Cronin, Jr.	19,976
Terence C. Golden	17,167
George F. MacCormack	4,052
Richard B. McGlynn	2,037
Lawrence C. Nussdorf	2,921
Peter F. O'Malley	4,856
Pauline A. Schneider	405
A. Thomas Young	20,312

EXECUTIVE COMPENSATION

The following table sets forth compensation information for each of the last three fiscal years ended December 31, for the Chief Executive Officer and the five other most highly compensated executive officers of the Company determined on the basis of aggregate salary and bonus for the year ended December 31, 2004 (collectively, the "Named Executive Officers"). The information presented in the table on and after August 1, 2002 reflects compensation paid by the Company or its subsidiaries, and for periods prior to August 1, 2002 reflects compensation paid by Pepco, in the cases of Messrs. Wraase, Torgerson and Williams, and by Conectiv or its subsidiaries, in the case of Messrs. Shaw, Rigby and Spence.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen sation(6)	Restricted Stock Awards(7)	Securities Underlying Options(8)	LTIP Payouts(9)	All Other Compen-sation(10)
Dennis R. Wraase	2004	$ 730,250	$ 438,588	$ 9,343	$ 0	0	$ 197,069	$ 39,028
Chairman, President	2003	558,333	0	8,124	299,997	0	0	29,488
and Chief Executive Officer	2002	455,333	257,833	7,063	205,915	48,000	58,946	22,673
William T. Torgerson	2004	$ 475,000	$ 237,737	$ 7,845	$ 0	0	$ 135,312	$ 28,965
Vice Chairman	2003	396,000	0	6,821	0	0	0	23,310
and General Counsel	2002	349,000	158,097	5,932	141,382	39,000	57,394	18,488
Thomas S. Shaw	2004	$ 474,000	$ 237,237	$ 0	$ 0	0	$ 164,613	$ 16,909
Executive Vice President	2003	460,000	0	0	0	0	0	10,434
	2002	442,000	226,083	0	1,760,916	68,333	0	1,043,422
Andrew W. Williams	2004	$ 330,000	$ 132,132	$ 0	$ 0	0	$ 115,962	$ 13,541
Senior Vice President	2003	320,000	0	0	0	0	0	14,858
and Chief Risk Officer	2002	292,000	132,276	0	121,193	30,000	31,800	13,206
Joseph M. Rigby	2004	$ 299,167	$ 119,786	$ 0	$ 0	0	$ 72,088	$ 6,726
Senior Vice President	2003	260,000	58,656	0	0	0	0	7,870
and Chief Financial Officer	2002	250,800	107,342	0	111,884	32,051	0	4,716
William H. Spence	2004	$ 267,000	$ 171,018	$ 0	$ 0	0	$ 72,088	$ 8,160
Senior Vice President	2003	260,000	0	0	0	0	0	10,315
	2002	251,000	133,030	0	111,884	32,051	0	6,990

(6) *Other Annual Compensation*. Amounts in this column for each year represent above-market earnings earned by the executive on deferred compensation under the Pepco Deferred Compensation Plan assuming retirement at age 65. The amounts are reduced if the executive terminates employment prior to age 62 for any reason other than death, total or permanent disability or a change in control of Pepco. In the event of a change in control and termination of the participant's employment, the participant will receive a lump sum payment equal to the net present value of the expected payments at age 65 discounted using the Pension Benefit Guaranty Corporation immediate payment interest rate plus one-half of one percent. Payments to the executives are funded by Pepco-owned life insurance policies held in trust. Pepco has purchased such policies on participating individuals under a program designed so that if assumptions as to mortality experience, policy return and other factors are realized, the compensation deferred and the death benefits payable to Pepco under such insurance policies will cover all premium payments and benefit payments projected under this program, plus a factor for the use of Pepco funds.

In addition to the compensation shown in the above Summary Compensation Table, each of the Named Executive Officers were entitled to one or more of the following personal benefits: financial planning services, tax preparation services, personal use of company-owned automobiles or an automobile allowance, club dues and personal use of Company entertainment venues. For each of the Named Executive Officers, the aggregate value of these perquisites in each of the three years, was less than the lesser of $50,000 or 10% of the individual's total annual salary and bonus, and accordingly, consistent with the rules of the Securities and Exchange Commission, the value of these perquisites has not been included in the Table.

(7) *Restricted Stock*. The amount in this column for 2003 for Mr. Wraase represents the dollar value on the grant date of restricted shares of Common Stock awarded under the Company's Long-Term Incentive Plan. The restricted shares granted to Mr. Wraase in 2003 vest on June 1, 2006 if he is continuously employed by the Company through that date. Amounts in this column for 2002 represent the dollar value on the grant date of restricted shares of Common Stock awarded to each of Messrs. Wraase, Torgerson, Shaw, Williams, Rigby and Spence under the Merger Success Integration Program implemented under the Company's Long-Term Incentive Plan. Twenty percent of the restricted shares granted in 2002 vested on August 1, 2003, and 30% vested on August 1, 2004. The remaining 50% vest on August 1, 2005 if the executive remains employed by the Company through that date. Dividends are paid on the restricted shares. The dollar value in each case has been calculated by multiplying the number of restricted shares by the market price of the Common Stock on the grant date

The amount in 2002 for Mr. Shaw also includes the dollar value on the grant date of 65,000 restricted shares of Conectiv common stock granted to him under the Conectiv Long-Term Incentive Plan. The 65,000 shares were converted in connection with the merger into 83,333 shares of restricted Common Stock issued under the Company's Long-Term Incentive Plan. Of these shares, 23% of these shares vested on January 1, 2004 and an additional 23% vested on January 1, 2005. The balance will vest on January 1, 2006 if Mr. Shaw remains employed by the Company through that date. For Messrs. Rigby and Spence, amounts in this column for 2002 represent the dollar value on the grant date of 1,500 restricted shares of Conectiv common stock granted to each of them under the Conectiv Long-Term Incentive Plan. For each of Messrs. Rigby and Spence, the 1,500 shares were converted in connection with the merger into 1,923 shares of restricted Common Stock issued under the Company's Long-Term Incentive Plan. The converted shares vest on January 2, 2009, for each of Messrs. Rigby and Spence, if he remains employed by the Company through that date. Dividends are paid on the restricted shares.

The number and aggregate market value of all restricted shares of Common Stock held by the Named Executive Officers at December 31, 2004 were: Mr. Wraase, 20,039 shares with a market value of $428,233; Mr. Torgerson, 3,582 shares with a market value of $76,547; Mr. Shaw, 68,459 shares with a market value of $1,462,969; Mr. Williams, 3,071 shares with a market value of $65,627; Mr. Rigby, 3,830 shares with a market value of $81,848; and Mr. Spence, 3,830 shares with a market value of $81,848.

(8) *Options*. Amounts in this column for each of the former Pepco executives represent the stock options granted under the Pepco Long-Term Incentive Plan. At the time of the merger, these options were exchanged on a one-for-one basis for Company stock options granted under the Company's Long-Term Incentive Plan. In 2002, prior to the merger, Messrs. Shaw, Rigby and Spence were awarded 53,300, 25,000 and 25,000 Conectiv stock options, respectively. At the time of the merger, these options were exchanged on a 1 for 1.28205 basis for 68,333, 32,051 and 32,051 Company stock options, respectively, granted under the Company's Long-Term Incentive Plan.

In addition to the options granted in 2002, at the date of the merger, Mr. Shaw held options to purchase 316,700 shares of Conectiv common stock. These options vested as of the date of the merger and were canceled in exchange for a cash payment in the amount of $1,200,218 which is the aggregate difference between the exercise price of each option and the exchange value per share of the Conectiv common stock in the merger.

(9) *Incentive Plan Payouts*. Amounts in this column for the executives represent the value of Common Stock awarded under Pepco Holdings, Inc.'s Performance Restricted Stock Program and the Merger Integration Success Program, each of which is a component of the Company's Long-Term Incentive Plan that vested during the year. The amounts shown for 2002 consist of 33 ^{1}/3% of Common Stock award from the one-year performance cycle ended December 31, 1999, 33 ^{1}/3% of the Common Stock award from the eight-month performance cycle ended December 31, 1999, and 100% of the Common Stock award from the three-year cycle ended December 31, 2002 that vested on January 1, 2003. Amounts in this column for 2004 are for the performance cycle ending December 31, 2004 under the Merger Integration Success Program which vested on March 11, 2005. The value of the vested Common Stock has been calculated by multiplying the number of vested shares by the market price of the Common Stock on the day preceding the vesting date.

(10) *All Other Compensation*. Amounts in this column for 2004 consist of (i) Pepco's contributions to the Pepco Savings Plan for Exempt Employees of $10,000, $10,000, and $8,650 for Messrs. Wraase, Torgerson and Williams, respectively, and Conectiv's contribution to the Conectiv Savings and Investment Plan of $4,016, $5,610 and $6,000 for Messrs. Shaw, Rigby and Spence, respectively (ii) Company contributions to the Executive Deferred Compensation Plan due to Internal Revenue Service limitations on maximum contributions to the Pepco Savings Plan for Exempt Employees and, in the case of Messrs. Shaw, Rigby and Spence, the Conectiv Savings and Investment Plan, of $18,221, $8,930, $4,985, $545, $0 and $1,089 for Messrs. Wraase, Torgerson, Shaw, Williams, Rigby and Spence, respectively, and (iii) the term life insurance premiums paid by the Company for Messrs. Wraase, Torgerson, Shaw, Williams, Rigby and Spence of $10,807, $10,035, $7,908, $4,256, $1,116 and $1,071, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at End of Fiscal Year		Value of Unexercised In-the-Money Options at End of Fiscal Year(11)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis R. Wraase	0	0	129,843	36,000	0	0
William T. Torgerson	0	0	93,843	27,000	0	0
Thomas S. Shaw	0	0	34,167	34,166	$ 79,951	$ 79,948
Andrew W. Williams	0	0	61,734	22,500	0	0
Joseph M. Rigby	16,026	$ 36,464	0	16,025	0	$ 37,498
William H. Spence	16,026	$ 36,464	0	16,025	0	$ 37,498

(11) *Value of Unexercised In-the-Money Options at End of Fiscal Year*. The value of unexercised in-the-money options at December 31, 2004 is calculated by multiplying the number of shares by the amount by which the fair market value of the Common Stock on the last trading day of 2004, as reported by the NYSE, exceeds the option exercise price. For Messrs. Wraase, Torgerson and Williams, the closing price of the Common Stock on the last trading day of 2004 was less than the option exercise prices, making the value of the unexercised in-the-money options zero.

LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR

Name	Performance or Other Period Until Maturation or Payout	Threshold Number of Shares	Target Number of Shares	Maximum Number of Shares
Dennis R. Wraase	2005-2007	0	45,500	91,000
William T. Torgerson	2005-2007	0	20,200	40,400
Thomas S. Shaw	2005-2007	0	20,100	40,200
Andrew W. Williams	2005-2007	0	10,000	20,000
Joseph M. Rigby	2005-2007	0	11,200	22,400
William H. Spence	2005-2007	0	11,200	22,400

Under the Performance Restricted Stock Program established under the Company's Long-Term Incentive Plan participating executives are entitled to earn shares of Common Stock to the extent one or more pre-established performance criteria are met on a specified performance period. The preceding table sets forth the performance award opportunities granted under the Program in 2004 to each of the Named Executive Officers. The awards relate to performance over a three-year period beginning on January 1, 2005 and ending on December 31, 2007. Depending on the extent to which the performance objective established by the Compensation/Human Resources Committee is satisfied, the executive will earn some or all of the maximum award of shares of Common Stock. The performance objective for the 2005 to 2007 performance period is based on the Company's total shareholder return compared to other companies in a peer group comprised of 20 gas and electric distribution companies. A participant is eligible to earn a number of shares of Common Stock ranging from 0% to 200% of the target performance award to the extent that the performance objective is achieved. The performance objective was fixed at the time the awards are made; however, if during the course of the performance period, a significant event occurs, as determined in the sole discretion of the Compensation/Human Resources Committee, which the Committee expects to have a substantial effect on total shareholder performance during the period, the Committee may revise the targeted performance objective.

The shares of Common Stock earned by a participant will be fully vested on the date the performance award is earned.

PEPCO PENSION PLAN TABLE

Annual Retirement Benefits

Years in Plan

Average Annual Salary in Final Three Years of Employment	15	20	25	30	35	40
$250,000	$ 66,000	$ 88,000	$ 109,000	$ 131,000	$ 153,000	$ 175,000
$350,000	$ 92,000	$ 123,000	$ 153,000	$ 184,000	$ 214,000	$ 245,000
$450,000	$ 118,000	$ 158,000	$ 197,000	$ 236,000	$ 276,000	$ 315,000
$550,000	$ 144,000	$ 193,000	$ 241,000	$ 289,000	$ 337,000	$ 385,000
$650,000	$ 171,000	$ 228,000	$ 284,000	$ 341,000	$ 398,000	$ 455,000
$750,000	$ 197,000	$ 263,000	$ 328,000	$ 394,000	$ 459,000	$ 525,000
$850,000	$ 223,000	$ 298,000	$ 372,000	$ 446,000	$ 521,000	$ 595,000
$950,000	$ 249,000	$ 333,000	$ 416,000	$ 499,000	$ 582,000	$ 665,000
$1,050,000	$ 276,000	$ 368,000	$ 459,000	$ 551,000	$ 643,000	$ 735,000

The Pepco Holdings Retirement Plan consists of the Pepco General Retirement Plan and the Conectiv Retirement Plan.

The Pepco General Retirement Plan provides participating employees with at least five years of service with retirement benefits based on the participant's average salary (the term "salary" being equal to the amounts contained in the Salary column of the Summary Compensation Table) for the final three years of employment and the number of years of credited service under the Plan at the time of retirement. Normal retirement under this Plan is age 65. Plan benefits are subject to an offset for any Social Security benefits. Benefits under the Plan may be reduced under provisions of the Internal Revenue Code and by salary deferrals under Pepco's deferred compensation plans (other than the participant's pre-tax contributions made under the Savings Plan). If an executive's retirement benefits under the Plan are reduced by either or both of these limitations, Pepco will pay a supplemental retirement benefit to the eligible executive that is designed to maintain total retirement benefits at the formula level of the Plan. In addition, for executives who retire at age 59 or older, their retirement benefit will be calculated by adding the average of the highest three annual incentive awards in the last five consecutive years to their average salary over the final three years of their employment. The annual incentive amounts are equal to the amounts shown in the Bonus column of the Summary Compensation Table. The current age, years of credited service and compensation (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) for the officers named in the Summary Compensation Table who are participants in the Plan are as follows: Mr. Wraase, age 61, 36 years of credited service and $875,988; Mr. Torgerson, age 60, 35 years of credited service and $588,202; and Mr. Williams, age 55, 30 years of credited service and $434,033. Annual benefits at age 65 (including the effect of the Social Security offset) are illustrated in the table above.

Messrs. Shaw, Rigby and Spence participate in the Conectiv Retirement Plan and the Conectiv Supplemental Executive Retirement Plan. The Conectiv Retirement Plan is a cash balance pension plan, but also includes certain "grandfathered" rights under the Delmarva Retirement Plan, in which Messrs. Shaw and Spence participated, and under the Atlantic City Electric Retirement Plan, in which Mr. Rigby participated, that apply to employees who had attained either 20 years of service or age 50 on or before January 1, 1999. The Conectiv Supplemental Executive Retirement Plan provides supplemental retirement benefits to which the participating executives would be entitled in the absence of federal tax law limitations on the benefits payable under the Conectiv Retirement Plan.

Under the Conectiv Retirement Plan, a record-keeping account in a participant's name is credited with an amount equal to a percentage of the participant's total pay, including base pay, overtime and bonuses, depending on the participant's age at the end of the plan year. For Messrs. Shaw, Rigby and Spence, the percentage currently is 10%, 9% and 9%, respectively. These accounts also receive interest credits equal to prevailing U.S. Treasury Bill rates during the year. In addition, some of the annuity benefits earned by participants under the former Delmarva Retirement Plan and Atlantic City Electric Retirement Plan are fully protected as of December 31, 1998, and were converted to an equivalent cash amount and included in each participant's initial cash balance account. Benefits generally become vested after five years of service. When a participant terminates employment, the amount credited to his or her account is converted into an annuity or paid in a lump sum. There is no Social Security offset under the Conectiv Retirement Plan. The estimated retirement benefits, including supplemental retirement benefits, payable to Messrs. Shaw, Rigby and Spence under the Conectiv Retirement Plan, calculated based on the cash balance formula and including the Delmarva Retirement Plan or Atlantic City Electric Retirement Plan credit, if the executive were to retire at normal retirement age of 65, expressed in the form of a lump sum payment, would be $7,096,000 for Mr. Shaw, $3,156,000 for Mr. Rigby and $1,578,000 for Mr. Spence.

Under the Conectiv Retirement Plan's grandfathering provisions, employees who participated in the Delmarva Retirement Plan or the Atlantic City Electric Retirement Plan and who met age and service requirements as of January 1, 1999, are assured a minimum retirement benefit calculated for all years of service up to the earlier of December 31, 2008 or retirement according to their original benefit formula under the applicable plan. There is no Social Security offset under either the Delmarva Retirement Plan or the Atlantic City Electric Retirement Plan. This benefit will be compared to the cash balance account and the employee will receive whichever is greater. The benefit is payable in the form of various annuity options or a lump sum. On December 31, 2008, the participant's grandfathered benefit under the Delmarva Retirement Plan or Atlantic City Electric Retirement Plan will be frozen, and all future benefit accruals will be under the cash balance formula of the Conectiv Retirement Plan.

Messrs. Shaw and Spence were participants in the Delmarva Retirement Plan. Their annual benefits under the Plan at age 65, as supplemented by the Conectiv Supplemental Executive Retirement Plan, are illustrated in the table below. Mr. Shaw's current years of credited service and earnings (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) are as follows: age 57, 33 years of credited service and $910,160. Mr. Spence's current years of credited service and earnings (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) are as follows: age 47, 17 years of credited service and $266,854. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

DELMARVA PENSION PLAN TABLE

Annual Retirement Benefits

Average Annual Earnings for the 5 Consecutive Years of Earnings that result in the Highest Average	Years in Plan					
	15	20	25	30	35	40
$300,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000	$ 168,000	$ 192,000
$400,000	$ 96,000	$ 128,000	$ 160,000	$ 192,000	$ 224,000	$ 256,000
$500,000	$ 120,000	$ 160,000	$ 200,000	$ 240,000	$ 280,000	$ 320,000
$600,000	$ 144,000	$ 192,000	$ 240,000	$ 288,000	$ 336,000	$ 384,000
$700,000	$ 168,000	$ 224,000	$ 280,000	$ 336,000	$ 392,000	$ 448,000
$800,000	$ 192,000	$ 256,000	$ 320,000	$ 384,000	$ 448,000	$ 512,000
$900,000	$ 216,000	$ 288,000	$ 360,000	$ 432,000	$ 504,000	$ 576,000
$1,000,000	$ 240,000	$ 320,000	$ 400,000	$ 480,000	$ 560,000	$ 640,000
$1,100,000	$ 264,000	$ 352,000	$ 440,000	$ 528,000	$ 616,000	$ 704,000

Mr. Rigby was a participant in the Atlantic City Electric Retirement Plan. His annual benefits under the Plan at age 65, as supplemented by the Conectiv Supplemental Executive Retirement Plan, are illustrated in the table below. Mr. Rigby's current years of credited service and earnings (assuming the individual had retired on January 1, 2005) used to determine retirement benefits (including supplemental benefits) are as follows: age 48, 26 years of credited service and $400,592. Earnings consist of base salary and bonus as shown in Salary and Bonus columns of the Summary Compensation Table.

ATLANTIC CITY ELECTRIC PENSION PLAN TABLE

Annual Retirement Benefits

Average Salary and Bonus of the Highest Five Consecutive Years of the Ten Years Preceding Retirement	Years in Plan					
	15	20	25	30	35	40
$200,000	$ 48,000	$ 64,000	$ 80,000	$ 96,000	$ 112,000	$ 128,000
$300,000	$ 72,000	$ 96,000	$ 120,000	$ 144,000	$ 168,000	$ 192,000
$400,000	$ 96,000	$ 128,000	$ 160,000	$ 192,000	$ 224,000	$ 256,000
$500,000	$ 120,000	$ 160,000	$ 200,000	$ 240,000	$ 280,000	$ 320,000
$600,000	$ 144,000	$ 192,000	$ 240,000	$ 288,000	$ 336,000	$ 384,000

EMPLOYMENT AGREEMENTS

Messrs. Wraase, Torgerson, Shaw, Williams, Rigby and Spence each have employment agreements with the Company. Mr. Wraase's and Mr. Torgerson's agreements each provide for employment through August 1, 2007, and automatically extend until April 1, 2009 for Mr. Wraase and June 1, 2009 for Mr. Torgerson, unless either the Company or the executive gives notice that it shall not be extended. Mr. Shaw's agreement provides for his employment through August 1, 2007. Messrs. Rigby's, Spence's and Williams' agreements provide for their respective employment through August 1, 2005, and automatically extend for successive periods of three years thereafter, unless either the Company or the executive gives notice that it shall not be so extended. Each of the employment agreements provides that the executive (i) will receive an annual salary in an amount not less than his base salary in effect as of August 1, 2002, and incentive compensation as determined by the Board of Directors and (ii) will be entitled to participate in retirement plans, fringe benefit plans, supplemental benefit plans and other plans and programs, on the same basis as other senior executives of the Company.

Under each of the employment agreements, the executive is entitled to certain benefits if his employment is terminated prior to the expiration of the initial term of the agreement (or, if extended, the expiration of the extension period) either (i) by the Company other than for cause, death or disability or (ii) by the executive if his base salary is reduced, he is not in good faith considered for incentive awards, the Company fails to provide him with retirement benefits and other benefits provided to similarly situated executives, he is required to relocate by more than 50 miles from Washington, D.C. (or, in the case of Mr. Shaw, he is required to relocate by more than 50 miles from Wilmington, Delaware, except that he may be required to locate to the Washington, D.C. area), or he is demoted from a senior management position. These benefits include: (i) a lump sum payment in cash equal to three times (a) the sum of the executive's highest annual base salary rate in effect during the three-year period preceding termination and (b) the higher of (1) the annual target bonus for the year in which the termination of employment occurs or (2) the highest annual bonus received by the executive in any of the three preceding calendar years and (ii) the executive's annual bonus for the year preceding termination of employment, if not yet paid, and a pro rata portion of the executive's annual bonus for the year in which the executive's employment terminates. In addition, any outstanding shares of restricted stock will become immediately vested, and the executive will be entitled to receive unpaid salary through the date of termination and certain supplemental retirement benefits under existing plans of the Company. Each of the agreements also provides that the executive is entitled to receive a gross-up payment equal to the amount of any federal excise taxes imposed upon compensation payable upon termination of employment and the additional taxes that result from such payment. In addition, under his employment agreement, Mr. Shaw on each of August 1, 2003 and 2004 was, and on August 1, 2005, Mr. Shaw will be, credited with one additional year of service and be deemed one year older than his actual age for purposes of determining his benefits under the Conectiv Supplemental Executive Retirement Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and executive officers of a public company and any beneficial owners of more than 10% of any class of the Company's securities to file with the Securities and Exchange Commission reports of their initial holdings and transactions in the Company's equity securities. To the Company's knowledge, there are no 10% beneficial owners of Common Stock. The rules of the SEC require the Company to disclose any late filing of these reports and any known failure to file these reports. Based on its review of such reports filed for 2004, the Company has identified the following reports that were not filed on a timely basis: (i) on June 16, 2004, James P. Lavin, Joseph M. Rigby, Thomas S. Shaw and William H. Spence each filed a late Form 4 in which he reported an award of phantom stock units received on February 1, 2003 under the Management Stock Purchase Program ("MSPP") of the Conectiv Deferred Compensation Plan and (ii) on June 16, 2004, Mr. Rigby filed an amended Form 5 for the year ended December 31, 2002 to correct an error in the number of phantom stock units under the MSPP originally reported as beneficially owned on August 1, 2002.

Item 6, Part III(c). Contracts and transactions.

Pauline Schneider, a director of Pepco Holdings, Inc., is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to subsidiaries of Pepco Holdings, Inc. in 2004 and is expected to render services to subsidiaries of Pepco Holdings, Inc. in 2005.

Item 6, Part III(d). Indebtedness.

None.

Item 6, Part III(e). Participation in bonus and profit sharing arrangement.

See Item 6, Part III (a) above.

Item 6, Part III(f). Directors and officers rights to indemnity.

Provisions for indemnification of directors and executive officers are included in the Certificate of Incorporation or By-Laws in accordance with applicable laws.

Insurance is purchased for Pepco Holdings, Inc.'s directors and executive officers, plus the directors and officers of the subsidiary companies. This insurance also indemnifies Pepco Holdings, Inc. and its subsidiary companies against any amounts paid by them as allowed by corporate law or By-Laws of Pepco Holdings, Inc. to covered directors and executive officers.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Part I.   Expenditures for any political party, candidate for public office or holder of such office, or any committee or agent therefore.

None.

Pepco Holdings, Inc. and its subsidiaries have PACs funded solely through employee contributions.

Part II.   Expenditures for any citizens group or public relations counsel.

      Please note that Pepco Holdings, Inc. and its subsidiaries have outside lobbying firms who are registered and reporting under the Lobbying Disclosure Act of 1995 and their compensation is disclosed in those reports.

Name of Company	Name of Recipient	Purpose	Accounts Charged	Amount ($000)
Pepco Holdings, Inc.	Stanton Communications	General public relations consulting	Admin. & Gen.	52
Potomac Electric Power Company	Stanton Communications	General public relations consulting	Admin. & Gen.	15
Conectiv	Stanton Communications	General public relations consulting	Admin. & Gen.	27
Pepco Energy Services, Inc.	Chesapeake Bay Fund	Citizen Group	Donation	30
Potomac Electric Power Company	This amount reflects contributions to 46 organizations.	Citizen Groups	Donations	108
Potomac Electric Power Company	Accokeek Foundation	Citizen Group	Donations	13
Potomac Electric Power Company	Chesapeake Bay Foundation	Citizen Group	Donations	13
Potomac Electric Power Company	Chesapeake Bay Trust	Citizen Group	Donations	19
Potomac Electric Power Company	Greater DC Cares	Citizen Group	Donations	12
Potomac Electric Power Company	Greater Washington Urban League, Inc.	Citizen Group	Donations	26
Potomac Electric Power Company	Living Lands & Water	Citizen Group	Donation	10
Potomac Electric Power Company	Maryland Business Roundtable for Education	Citizen Group	Donations	25
Potomac Electric Power Company	National Organization on Disability	Citizen Group	Donations	15
Potomac Electric Power Company	United Negro College Fund	Citizen Group	Donations	10
Potomac Electric Power Company	Greater Washington Board of Trade	Citizen Group	Donations	138
Conectiv	This amount reflects contributions to 49 organizations.	Citizen Groups	Donations	70
Conectiv	Communities in Schools of Delaware	Citizen Group	Donations	15
Conectiv	Delaware State Chamber of Commerce	Citizen Group	Donations	22
Conectiv	Nature Conservancy	Citizen Group	Donations	20
Conectiv	Metropolitan Wilmington Urban League	Citizen Group	Donations	10

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.   Intercompany Contracts.

Transaction	Serving Company	Receiving Company	2004 Compensation ($000)
Sublease of water rights[1]	Delmarva Power & Light Company	Conectiv Delmarva Generation, Inc.	
Meter reading services[1]	Millennium Account Services, LLC	Atlantic City Electric Company	
Building lease[1]	Atlantic Southern Properties, Inc.	Atlantic City Electric Company	
Building lease[1]	Conectiv Properties and Investments, Inc.	Delmarva Power & Light Company	
Building lease[1]	Conectiv Atlantic Generation, L.L.C.	Atlantic City Electric Company	
Building lease[1]	Thermal Energy Limited Partnership I	Atlantic City Electric Company	
Building lease[1]	Delmarva Power & Light Company	PHI Service Company	
Building lease[1]	Delmarva Power & Light Company	PHI Service Company	
Building lease[1]	Delmarva Power & Light Company	PHI Service Company	
Construction and Maintenance[1]	MET Electrical Testing Company, Inc.	Pepco Energy Services, Inc.	
Construction and Maintenance[1]	MET Electrical Testing Company, Inc.	Potomac Electric Power Company	
Construction and Maintenance[1]	Unitemp, Inc.	Pepco Energy Services, Inc.	
Construction and Maintenance[1]	W.A. Chester LLC	Potomac Electric Power Company	
Construction and Maintenance[1]	W.A. Chester LLC	Conectiv Energy Supply, Inc.	
Construction and Maintenance[1]	Severn Construction Services, LLC	Potomac Electric Power Company	
Construction and Maintenance[1]	Engineered Services, Inc.	Pepco Energy Services, Inc.	

ITEM 8.   SERVICE, SALES AND CONSTRUCTION CONTRACTS

Construction and Maintenance[1]	Starpower Communications LLC	Potomac Electric Power Company
Construction[1]	Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.
Operations[1]	Atlantic City Electric Company	Conectiv Energy Supply, Inc.
Construction[1]	Delmarva Power & Light Company	Conectiv Energy Supply, Inc.
Operations[1]	Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.

Note: The above schedule does not include certain transactions for construction and maintenance services where the aggregate compensation is less than $100,000.

[1] Confidential treatment requested pursuant to Rule 104(b).

Part II.   System contracts to purchase goods or services from any affiliate (other than a System company) or a company in which any director or executive officer is a partner or owns 5% or more of any class of equity securities.

As noted in Item 6, Part III (b), Pauline Schneider, a director of Pepco Holdings, Inc., is a partner in the law firm of Hunton & Williams. Hunton & Williams rendered legal services to subsidiaries of Pepco Holdings, Inc. in 2004 and is expected to render services to subsidiaries of Pepco Holdings, Inc. in 2005.

Part III.   System contracts with others on a continuing basis for management, supervisory, or financial advisory review.

None.

ITEM 9.   WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I (a).   Location of and interest in Exempt Wholesale Generators (EWGs) and Foreign Utility Companies (FUCOs).

Pepco Holdings, Inc. holds a 100% indirect interest in Potomac Power Resources, LLC, which is an EWG. Potomac Power Resources, LLC owns two generation plants located in Washington, DC. Potomac Power Resources, LLC is located at 1300 17th Street North, Arlington, Virginia.

Pepco Holdings, Inc. holds a 75% indirect interest in Fauquier Landfill Gas, LLC, which is an EWG. Fauquier Landfill Gas, LLC owns facilities to extract landfill gas for use in the generation of electricity in Fauquier County, Virginia. Fauquier Landfill Gas, LLC is located at 1300 17th Street North, Arlington, Virginia.

Pepco Holdings, Inc. holds a 75% indirect interest in Rolling Hills Landfill Gas, LLC, which is an EWG. Rolling Hills Landfill Gas, LLC developing a landfill gas electric generating facility near Boyerstown, Pennsylvania. Rolling Hills Landfill Gas, LLC is located at 1300 17th Street North, Arlington, Virginia.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Netherlands Corporation, which is a FUCO. PCI Netherlands Corporation holds investments in leveraged leases of utility property located in Netherlands and Austria. PCI Netherlands Corporation is located at 1575 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Queensland Corporation, which is an EWG. PCI Queensland Corporation holds investments in leveraged leases of generation facilities located in Australia. PCI Queensland Corporation is located at 1575 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in PCI Holdings, Inc., which is a FUCO. PCI Holdings, Inc. holds investments in leveraged leases of utility property located in Netherlands. PCI Holdings, Inc. is located at 701 9th Street, NW, Washington, DC.

Pepco Holdings, Inc. holds a 100% indirect interest in Potomac Nevada Investment Inc., which is a FUCO. Potomac Nevada Investment Inc. holds investments in leveraged leases of utility property located in Austria. Potomac Nevada Investment Inc. is located at 1575 Delucci Lane, #115, Reno, Nevada.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Pennsylvania Generation, LLC, which is an EWG. Conectiv Pennsylvania Generation, LLC holds an inventory of combustion turbine equipment. Conectiv Pennsylvania Generation, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Bethlehem, LLC, which is an EWG. Conectiv Bethlehem, LLC owns and operates two combined cycle generating facilities located in Bethlehem, Pennsylvania. Conectiv Bethlehem, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Delmarva Generation, Inc.,which is an EWG. Conectiv Delmarva Generation, Inc. owns and operates generating facilities located in Delaware, Maryland and Virginia. Conectiv Delmarva Generation, Inc. is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Atlantic Generation, L.L.C., which is an EWG. Conectiv Atlantic Generation, L.L.C. owns and operates generating facilities located in southern New Jersey. Conectiv Atlantic Generation, L.L.C. is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 100% indirect interest in Conectiv Mid Merit, LLC, which is an EWG. Conectiv Mid Merit, LLC executes power generation siting investigations and holds rights to purchase certain properties. Conectiv Mid Merit, LLC is located at 800 King Street, Wilmington, Delaware.

Pepco Holdings, Inc. holds a 50% indirect interest in Energy Systems North East, LLC. Energy Systems North East, LLC is an EWG located in North East, Pennsylvania.

Part I (b).   Type and amount of capital invested in EWGs and FUCOs

Company	Recourse Debt ($millions)	Non-Recourse Debt ($millions)	Total Debt ($millions)	Equity ($millions)	Debt/Equity Ratio
Potomac Power Resources, LLC (1)					
Fauquier Landfill Gas, LLC (1)					
Rolling Hills Landfill Gas, LLC (1)					
PCI Netherlands Corporation (1)					
PCI Queensland Corporation (1)					
PCI Holdings, Inc. (1)					
Potomac Nevada Investment Inc. (1)					
Conectiv Pennsylvania Generation, LLC (1)					
Conectiv Bethlehem, LLC (1)					
Conectiv Delmarva Generation, Inc. (1)					
Conectiv Atlantic Generation, L.L.C. (1)					
Conectiv Mid Merit, LLC (1)					
Energy Systems North East, LLC (1)					

NM= Not Meaningful

Part 1 (c)   Debt to equity ratio and earnings of EWGs and FUCOs

See Part 1 (b) above for debt to equity ratios.

The earnings of EWGs and FUCOs are listed below:

Company	2004 Earnings ($ millions)
Potomac Power Resources, LLC (1)	
Fauquier Landfill Gas, LLC (1)	
Rolling Hills Landfill Gas, LLC (1)	
PCI Netherlands Corporation (1)	
PCI Queensland Corporation (1)	
PCI Holdings, Inc. (1)	
Potomac Nevada Investment Inc. (1)	
Conectiv Pennsylvania Generation, LLC (1)	
Conectiv Bethlehem, LLC (1)	
Conectiv Delmarva Generation, Inc. (1)	
Conectiv Atlantic Generation, L.L.C. (1)	
Conectiv Mid Merit, LLC (1)	
Energy Systems North East, LLC (1)	

Part 1 (d)   Service, sales or construction contracts

Transaction	Serving Company	Receiving Company	2004 Compensation ($000)
Operating and maintenance services (1)	PHI Operating Services Company	Conectiv Bethlehem, LLC	
Operations (1)	Potomac Electric Power Company	Potomac Power Resources LLC	
Management Services (1)	Pepco Energy Services, Inc.	Potomac Power Resources LLC	

Part II   Organizational Chart

See Exhibit H and Item 1.

Part III   Aggregate Investment in EWGs and FUCOs

As of December 31, 2004, Pepco Holdings Inc.'s investment in EWGs and FUCOs amounted to $3,030.9 million. Pepco Holdings Inc.'s aggregate investment in its public utility companies was $5,619.1 million as of December 31, 2004. The ratio of aggregate investment in EWGs and FUCOs to investment in public utility companies was 53.9%.

1) Confidential treatment requested pursuant to Rule 104(b).

ITEM 10. <u>FINANCIAL STATEMENTS AND EXHIBITS</u>

Consolidating Statement of Cash Flows for the Year Ended December 31, 2004

Consolidating Statement of Retained Earnings for the Year Ended December 31, 2004

Consolidated Notes 1 through 15 to the Consolidated Financial Statements of Pepco Holdings, Inc.'s 2004 Form 10-K filed on March 16, 2005 are incorporated herein by reference.

Consolidated Notes 1 through 13 to the Consolidated Financial Statements of Potomac Electric Power Company's 2004 Form 10-K filed on March 16, 2005 are incorporated herein by reference.

Consolidated Notes 1 through 14 to the Consolidated Financial Statements of Delmarva Power & Light Company's 2004 Form 10-K filed on March 16, 2005 are incorporated herein by reference.

Consolidated Notes 1 through 15 to the Consolidated Financial Statements of Atlantic City Electric Company's 2004 Form 10-K filed on March 16, 2005 are incorporated herein by reference.

Financial Statements for Wholly Owned Inactive Companies

Balance Sheet as of December 31, 2004

Edison Place, LLC	F-5A
Pepco Technologies LLC	F-5A
POM Holdings, Inc.	F-5A
W. A. Chester Corporation	F-5A
Pepco Enterprises, Inc.	F-2B
Pepco Communications, Inc.	F-2J
Binghamton Limited, Inc.	F-2U
Binghamton, General, Inc.	F-2U

Income Statements for the Year Ended December 31, 2004

Edison Place, LLC	F-6A
Pepco Technologies LLC	F-6A
POM Holdings, Inc.	F-6A
W. A. Chester Corporation	F-6A
Pepco Enterprises, Inc.	F-1B
Pepco Communications, Inc.	F-1J
Binghamton Limited, Inc.	F-1U
Binghamton, General, Inc.	F-1U

The above-listed consolidating financial statements, financial statements relating to wholly owned inactive subsidiaries and financial statements for material cost-based investments will be filed on Form SE. Confidential treatment is requested for the financial statements of certain of the non-public subsidiaries pursuant to Rule 104.


SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Pepco Holdings, Inc.

/s/ Anthony J. Kamerick
Anthony J. Kamerick
Vice President and Treasurer


Date: May 2, 2005

EXHIBIT A

Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Commission on March 16, 2005 (File No. 001-31403), is incorporated herein by reference. Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Commission on March 16, 2005 (File No. 001-1072), is incorporated herein by reference. Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Commission on March 16, 2005 (File No. 001-3559), is incorporated herein by reference. Delmarva Power & Light Company's Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Commission on March 16, 2005 (File No. 001-1405), is incorporated herein by reference.

	Exhibit B	
ACE REIT, Inc.		
B.1.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)	
B.1.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)	
B.1.3	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)	
B.1.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)	
Aircraft International Management Company		
B.2.1	Restated Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)	
B.2.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)	
B.2.3	Restated Bylaws (filed herewith)	
Aircraft Leasing Associates, L.P.		
B.3.1	Second Amended and Restated Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)	
B.3.2	Amended and Restated Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)	
B.3.3	Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)	
B.3.4	Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)	
B.3.5	Amended and Restated Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)	
American Energy Partnership		
B.4.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)	
B.4.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)	
B.4.3	Restated Bylaws (filed herewith)	
American L-B Energy Partnership		
B.5.1	Joint Venture Partnership Agreement (filed with Pepco Holdings, Inc.'s Form U5B)	
AMP Funding L.L.C.		
B.6.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)	
B.6.2	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)	
B.6.3	Restated Operating Agreement (filed herewith)	
ATE Investments, Inc.		
B.7.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)	
B.7.2	Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)	
B.7.3	Certificate of Merger - NJ (filed with Pepco Holdings, Inc.'s Form U5B)	
B.7.4	Certificate of Merger - DE (filed with Pepco Holdings, Inc.'s Form U5B)	
Atlantic City Electric Company		
B.8.1	Restated Charter (filed with Pepco Holdings, Inc.'s Form U5B)	
B.8.2	Articles of Restatement (filed with Pepco Holdings, Inc.'s Form U5B)	
B.8.3	Restated Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)	
Atlantic City Electric Company Transition Funding LLC		
B.9.1	Restated Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s Form U5B)	
Atlantic Generation, Inc.		
B.10.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)	
B.10.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)	
Atlantic Jersey Thermal Systems, Inc.		
B.11.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)	
B.11.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)	
Atlantic Southern Properties, Inc.		
B.12.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)	
B.12.2	Certificate of Amendment to Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)	
B.12.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)	

ATS Operating Services, Inc.	
B.13.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.2	Certificate for Renewal and Revival of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.13.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Binghamton General, Inc.	
B.14.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.14.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Binghamton Limited, Inc.	
B.15.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.15.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Carbon Composite, LLC	
B.16.1	Certificate to Restore Good Standing; Certificate of Amendment (filed with Pepco Holdings, Inc.'s Form U5B)
Conectiv	
B.17.1	Restated Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
B.17.2	Restated Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
Conectiv Atlantic Generation, L.L.C.	
B.18.1	Certificate of Formation (filed with Conectiv's 2000 Form U5S)
Conectiv Bethlehem, LLC (formerly Conectiv Bethlehem, Inc.)	
B.19.1	Amended and Restated Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.19.2	Certificate of Conversion (filed with Pepco Holdings, Inc.'s Form U5B)
B.19.3	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.19.4	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
Conectiv Communications, Inc.	
B.20.1	Restated Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.20.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Delmarva Generation, Inc.	
B.21.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.21.2	Certificate of Ownership and Merger (filed with Conectiv's 2000 Form U5S)
B.21.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.21.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
B.21.5	Certificate of Amendment of Incorporation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Conectiv Energy Holdings Company	
B.22.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.22.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.22.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Energy Supply, Inc.	
B.23.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.23.4	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.23.5	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Mid Merit, LLC (formerly Conectiv Mid-Merit, Inc.)	
B.24.1	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.24.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.24.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
B.24.4	Certificate of Formation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.24.5	Certificate of Conversion from Corporation to Limited Liability Company (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.24.6	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s 2003 Form U5S)

Conectiv Operating Services Company	
B.25.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.25.3	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.25.4	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Pennsylvania Generation, LLC (formerly Conectiv Pennsylvania Generation, Inc.)	
B.26.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.26.2	Certificate of Amendment of Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.26.3	Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
B.26.4	Certificate of Formation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.26.5	Certificate of Conversion from Corporation to Limited Liability Company (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.26.6	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Conectiv Plumbing, L.L.C.	
B.27.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.27.2	Operating Agreement (filed with Conectiv's 1998 Form U5S)
Conectiv Properties and Investments, Inc.	
B.28.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.28.3	Certificate of Merger (filed with Conectiv's 2000 Form U5S)
B.28.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Conectiv Services, Inc.	
B.29.1	Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2000 Form U5S)
B.29.3	Bylaws (filed with Conectiv's 2000 Form U5S)
Conectiv Solutions, LLC	
B.30.1	Certificate of Formation (filed with Conectiv's 1998 Form U5S)
B.30.2	Limited Liability Company Agreement (filed with Conectiv's 1998 Form U5S)
Conectiv Thermal Systems, Inc.	
B.31.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.31.3	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
DCI II, Inc.	
B.32.1	Articles of Incorporation (filed with Conectiv's 1998 Form U5S)
B.32.2	Bylaws (filed with Conectiv's 1998 Form U5S)
DCTC-Burney, Inc.	
B.33.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.33.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Delmarva Operating Services Company	
B.34.1	Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
B.34.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
Delmarva Power & Light Company	
B.35.1	Articles of Restatement (filed with Pepco Holdings, Inc.'s Form U5B)
B.35.2	Restated Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
B.35.3	Restated Charter (filed with Pepco Holdings, Inc.'s Form U5B)
B.35.4	Certificate of Correction (filed with Pepco Holdings, Inc.'s Form U5B)
Edison Capital Reserves Corporation	
B.36.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.36.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)

Edison Place, LLC	
B.37.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.37.2	Limited Liability Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Electro Ecology, Inc.	
B.38.1	Restated Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.38.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Energy and Telecommunications Services, LLC	
B.39.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.39.2	Limited Liability Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.39.3	Certificate of Merger (see Exhibit B.101.4 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Energy Systems North East, LLC	
B.40.1	Certificate of Formation (filed with Conectiv's 2000 U5S)
B.40.2	Limited Liability Company Agreement (filed with Conectiv's 2000 Form U5S)
Engineered Services, Inc.	
B.41.1	Certificate of Amendment (filed with Pepco Holdings, Inc.'s Form U5B)
B.41.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.41.3	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Fauquier Landfill Gas, LLC	
B.42.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.42.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.42.3	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Friendly Skies, Inc.	
B.43.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.43.2	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
G&L Mechanical Services, Inc.	
B.44.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.44.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.44.3	Certificate of Merger (see Exhibit 105.3 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Gridco International L.L.C.	
B.45.1	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Harmans Building Associates	
B.46.1	General Partnership Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
King Street Assurance Ltd.	
B.47.1	Certificate of Incorporation (filed with Conectiv's 1999 Form U5S)
B.47.2	Bylaws (filed with Conectiv's 1999 Form U5S)
KJC Operating Company	
B.48.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.48.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Kramer Junction Company	
B.49.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.49.2	Certificate of Amendment of Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.49.3	Certificate of Amendment of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.49.4	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)

Linpro Harmans Land LTD Partnership	
B.50.1	Amended and Restated Limited Partnership Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.50.2	Certificate of Limited Partnership, LLP (filed with Pepco Holdings, Inc.'s Form U5B)
Luz Solar Partners, Ltd., III	
B.51.1	Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
B.51.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
Luz Solar Partners, Ltd., IV	
B.52.1	Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
Luz Solar Partners, Ltd., V	
B.53.1	Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VI	
B.54.1	Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
B.54.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
Luz Solar Partners, Ltd., VII	
B.55.1	First Amended and Restated Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
B.55.2	Amendment to Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
MET Electrical Testing Company, Inc.	
B.56.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.56.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Microcell Corporation	
B.57.1	Articles of Restatement (filed with Pepco Holdings, Inc.'s Form U5B)
B.57.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Millenium Account Services, LLC	
B.58.1	Certificate of Formation (filed with Conectiv's 1999 Form U5S)
B.58.2	Limited Liability Company Operating Agreement (filed with Conectiv's 1999 Form U5S)
Nextgate, Inc.	
B.59.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.59.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
PCI Air Management Corporation	
B.60.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.60.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.60.3	Restated Bylaws (filed herewith)
PCI Air Management Partners, LLC	
B.61.1	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
PCI Energy Corporation	
B.62.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.62.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.63.3	Restated Bylaws (filed herewith)
PCI Engine Trading, Ltd.	
B.63.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.63.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
PCI Ever, Inc.	
B.64.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.64.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)

PCI Holdings, Inc.	
B.65.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.65.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
PCI Netherlands Corporation	
B.66.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.66.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.66.3	Restated Bylaws (filed herewith)
PCI Nevada Investments	
B.67.1	Agreement of Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
B.67.2	Registration of Trade Names, Partnerships and Associations (filed with Pepco Holdings, Inc.'s Form U5B)
PCI Queensland Corporation	
B.68.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.68.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.68.3	Restated Bylaws (filed herewith)
PCI-BT Ventures	
B.69.1	Joint Venture Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.69.2	Amendment No. 1 to Joint Venture Agreement (filed herewith)
PCI-BT Investing, LLC	
B.70.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.70.2	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Pedrick Gen., Inc.	
B.72.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.72.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Pepco Building Services, Inc.	
B.73.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.73.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.73.3	Agreement and Plan of Reorganization and Separation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.73.4	Agreement and Plan of Reorganization and Separation (see Exhibit B.77.3 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Pepco Communications, Inc.	
B.74.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.74.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Pepco Communications, LLC	
B.75.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.75.2	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Pepco Energy Company	
B.76.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.76.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.76.3	Certificate of Merger (see Exhibit B.78.4 herein)
B.76.4	Agreement and Plan of Merger (see Exhibit B.78.5 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Pepco Energy Services, Inc.	
B.77.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.77.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.77.3	Agreement and Plan of Reorganization and Separation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)

Pepco Enterprises, Inc.	
B.78.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.78.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.78.3	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.78.4	Certificate of Merger (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.78.5	Agreement and Plan of Merger (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.78.6	Agreement and Plan of Merger (see Exhibit B.78.5 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Pepco Holdings, Inc.	
B.79.1	Restated Certificate of Incorporation (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
B.79.2	By-Laws (filed with Pepco Holdings' Current Report on Form 8-K for the period 8/1/02)
B.79.3	By-Laws as amended through May 16, 2003 (filed with Pepco Holdings, Inc.'s Quarterly Report on Form 10-Q for quarter ending 3/31/03)
Pepco Technologies, LLC	
B.80.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.80.2	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
PepMarket.com LLC	
B.81.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.81.2	Restated and Amended Limited Liability Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.81.3	Certificate of Cancellation (filed herewith)
PHI Operating Services Company	
B.82.1	Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
B.82.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
PHI Service Company (formerly Conectiv Resource Partners, Inc.)	
B.83.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.83.2	Certificate of Amendment of Certificate of Incorporation (filed with Conectiv's 2001 Form U5S)
B.83.3	Bylaws (filed with Pepco Holdings, Inc.'s Form U5B)
POM Holdings, Inc.	
B.84.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.84.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Potomac Aircraft Leasing Corporation	
B.85.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.85.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.85.3	Restated Bylaws (filed herewith)
Potomac Capital Investment Corporation	
B.86.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.86.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Potomac Capital Joint Leasing Corporation	
B.87.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.87.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.87.3	Restated Bylaws (filed herewith)
Potomac Capital Markets Corporation	
B.88.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.88.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.88.3	Restated Bylaws (filed herewith)

Potomac Delaware Leasing Corporation	
B.89.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.89.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Potomac Electric Power Company	
B.90.1	Articles of Incorporation (Filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
B.90.2	By-Laws (Filed with Pepco's Quarterly Report on Form 10-Q for quarter ending 9/30/02)
B.90.3	By-Laws dated March 27, 2003 (filed with Potomac Electric Power Company's Quarterly Report on Form 10-Q for quarter ending 3/31/03)
B.90.3	Restated Articles of Incorporation and Articles of Restatement (filed as Exhibit 3.1.1 to Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004)
Potomac Electric Power Company Trust I	
B.91.1	Certificate of Trust (Filed as Ex. 4.1 to Registration Statement No. 333-51241 on 4/2/98)
B.91.2	Form of Amended and Restated Declaration of Trust (Filed as Ex. 4.3 to Amendment No. 1 to Registration Statement No. 333-51241 on 5/7/98)
Potomac Equipment Leasing Corporation	
B.92.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.92.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
Potomac Harmans Corporation	
B.93.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.93.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.93.3	Restated Bylaws (filed herewith)
Potomac Leasing Associates, LP	
B.94.1	Third Amended and Restated Agreement of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
B.94.2	Certificate of Limited Partnership (filed with Pepco Holdings, Inc.'s Form U5B)
Potomac Nevada Corporation	
B.95.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.95.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.95.3	Restated Bylaws (filed herewith)
Potomac Nevada Leasing Corporation	
B.96.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.96.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.96.3	Restated Bylaws (filed herewith)
Potomac Nevada Investment, Inc.	
B.97.1	Articles of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.97.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.97.3	Restated Bylaws (filed herewith)
Potomac Power Resources, LLC (formerly Potomac Power Resources, Inc.)	
B.98.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.98.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.98.3	Certificate of Conversion of Potomav Power Resources, Inc. into Potomac Power Resources, LLC (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.98.4	Certificate of Formation of Potomac Power Resources, LLC (filed herewith)
B.98.5	Limited Liability Operating Statement of Potomac Power Resources, LLC (filed with Pepco Holdings, Inc.'s 2003 Form U5S)

RAMP Investments, LLC	
B.99.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.99.2	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Seaboard Mechanical Services, Inc.	
B.100.1	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.100.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.100.3	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
Severn Cable LLC	
B.101.1	Limited Liability Company Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.l01.2	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.l01.3	Amendment to Certificate of Formation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.l01.4	Certificate of Merger (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.l01.5	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Severn Construction, LLC	
B.102.1	Limited Liability Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.102.2	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.102.3	Certificate of Merger (see Exhibit B.101.4 filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Starpower Communications, LLC	
B.103.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.103.2	LLC Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.103.3	Amended and Restated Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
Substation Test Company, Inc.	
B.104.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.104.2	Certificate of Amendment to Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.104.3	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
Unitemp, Inc.	
B.105.1	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
B.105.2	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.105.3	Certificate of Merger (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Vineland Ltd., Inc.	
B.106.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.106.2	Amended and Restated Bylaws (filed with Conectiv's 2001 Form U5S)
Vineland General, Inc.	
B.107.1	Certificate of Incorporation (filed with Conectiv's 1998 Form U5S)
B.107.2	Amended and Restated Bylaws as amended July 31, 2001 (filed with Conectiv's 2001 Form U5S)
W. A. Chester Corporation	
B.108.1	By-Laws (filed with Pepco Holdings, Inc.'s Form U5B)
B.108.2	Certificate of Incorporation (filed with Pepco Holdings, Inc.'s Form U5B)
W. A. Chester, LLC	
B.109.1	Certificate of Amendment (filed with Pepco Holdings, Inc.'s Form U5B)
B.109.2	Certificate of Formation (filed with Pepco Holdings, Inc.'s Form U5B)
B.109.3	Operating Agreement (filed with Pepco Holdings, Inc.'s Form U5B)
B.109.4	Agreement and Plan of Reorganization and Separation (see Exhibit B.73.3 filed with Pepco Holdings, Inc.'s 2003 Form U5S)

Distributed Generation, LLC	
B.110.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
B.110.2	Operating Agreement (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Rolling Hills Landfill Gas, LLC	
B.111.1	Certificate of Formation (filed with Pepco Holdings, Inc.'s 2003 Form U5S)
Oaks Landfill Gas, LLC	
B.112.1	Certificate of Formation (filed herewith)
Eastern Landfill Gas, LLC	
B.113.1	Operating Statement (filed herewith)

EXHIBIT C

The indentures and other fundamental documents defining the rights of security holders are incorporated herein by reference to Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004, Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2004, Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2004 and Delmarva Power & Light Company's Annual Report on Form 10-K/A for the year ended December 31, 2004 as shown in Exhibit A filed herewith.

EXHIBIT D

A copy of the current Pepco Holdings System Tax Allocation Agreement is attached as Exhibit D-1.

EXHIBIT E

None.

EXHIBIT F

The consents of PricewaterhouseCoopers LLP are attached as Exhibits F-1 through F-4.

EXHIBIT G

See Item 1 for an organizational chart showing the relationship of each Exempt Wholesale Generator and Foreign Utility Company in which the system holds an interest to other system companies.

EXHIBIT H

The following financial statements are included as Exhibit H:

1. Potomac Power Resources, LLC
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1B)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2B)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3B)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4B)

2. Fauquier Landfill Gas, LLC
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1B)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2B)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3B)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4B)

3. Rolling Hills Landfill Gas, LLC
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1B)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2B)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3B)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4B)

4. PCI Netherlands Corporation
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1D)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2D)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3D)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4D)

5. PCI Queensland Corporation
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1D)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2D)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3D)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4D)

6. PCI Holdings, Inc.
    - (a)   Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1I)
    - (b)   Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2I)
    - (c)   Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3I)
    - (d)   Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4I)

7. Potomac Nevada Investment Inc.
   - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1D)
   - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2D)
   - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3D)
   - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4D)

8. Conectiv Bethlehem, LLC
   - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1Q)
   - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2Q)
   - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3Q)
   - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4Q)

9. Conectiv Pennsylvania Generation, LLC
   - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1P)
   - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2P)
   - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3P)
   - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4P)

10. Conectiv Delmarva Generation, Inc.
    - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1P)
    - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2P)
    - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3P)
    - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4P)

11. Conectiv Atlantic Generation, L.L.C.
    - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-1Q)
    - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-2Q)
    - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-3Q)
    - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-4Q)

12. Conectiv Mid Merit, LLC
    - (a) Income Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-10)
    - (b) Balance Sheet as of December 31, 2004 (please refer to Item 10, page reference F-20)
    - (c) Cash Flow Statement for the year ended December 31, 2004 (please refer to Item 10, page reference F-30)
    - (d) Statement of Retained Earnings for the year ended December 31, 2004 (please refer to Item 10, page reference F-40)

13. Energy Systems North East, LLC
    - (a) Income Statement for the year ended December 31, 2004 (filed herewith) (confidential treatment requested)
    - (b) Balance Sheet as of December 31, 2004 (filed herewith) (confidential treatment requested)

PEPCO HOLDINGS, INC. AND
AFFILIATED U.S. CORPORATIONS

FORM OF
FEDERAL AND STATE INCOME TAX ALLOCATION AGREEMENT

This agreement (the "Agreement") made as of August 1, 2002, by and among Pepco Holdings, Inc. (formerly New RC, Inc.), a Delaware corporation ("PHI"); Potomac Electric Power Company, a corporation organized under the laws of the District of Columbia and the Commonwealth of Virginia ("Pepco"); the Pepco subsidiaries set forth on Exhibit A hereto (the "Pepco Subsidiaries");Conectiv, a Delaware corporation ("Conectiv"); and the Conectiv subsidiaries set forth on Exhibit B hereto (the "Conectiv Subsidiaries"), (each, a "Group Member").

W I T N E S S E T H   T H A T:

WHEREAS, the term "Affiliates" as used herein shall be deemed to refer to Pepco, the Pepco Subsidiaries, and the Conectiv Subsidiaries. The Affiliates together with PHI and Conectiv as a collective taxpaying unit, are sometimes referred to collectively as the "Group."

WHEREAS, Potomac Electric Power Company and Subsidiaries executed the Election to Allocate Consolidated Tax Liability on July 25, 1985 (the "Election"), and the Election was confirmed pursuant to that certain Tax Sharing Agreement between Potomac Electric Power Company and Pepco Holdings Incorporated and its Subsidiaries in November, 2000;

WHEREAS, Pepco, PHI and Conectiv entered into an Agreement and Plan of Merger dated as of February 9, 2001 among Potomac Electric Power Company, New RC, Inc. and Conectiv;

WHEREAS, the Group Members desire to join annually in the filing of a consolidated Federal income tax return, and it is now the intention of the Group, to enter into an agreement for the allocation of current federal income taxes; and

WHEREAS, PHI owns directly or indirectly at least 80 percent of the issued and outstanding shares of each class of voting common stock and at least 80 percent of the total value of the stock of each of the Affiliates and Conectiv; the Group is an affiliated group within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which PHI is the common parent; and the Group presently participates in the filing of a consolidated federal income tax return.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, PHI, Conectiv and the Affiliates agree to allocate tax liability as follows:

I.   Allocation Procedures for Federal Income Tax Liabilities

   A   General Rule
.
         Step 1 - The federal consolidated tax liability of the Group (not including any liability for alternative minimum tax) shall be apportioned among the Group Members in accordance with the ratio that each Group Member's separate taxable liability bears to the sum of the separate taxable liabilities of all Group Members having taxable income.

         Step 2 - An additional liability amount will be allocated to Group Members equal to 100% of the excess of the Group Member's separate tax liability over the consolidated tax liability of the Group allocated to the Group Member under Step 1 (an "Excess Separate Tax"); provided, however, the amount of any Excess Separate Tax allocated to a Group Member under this Step 2 shall be reduced by such Group Member's proportional share of the Excess Separate Tax attributable to the losses, credits, and/or other tax benefits of PHI and Conectiv which are not attributable to acquisition related debt, based upon the ratio that each Group Member's Excess Separate Tax bears to the aggregate Excess Separate Tax allocation to all the Group Members (in each case, prior to reduction by this proviso).

Step 3 - The total of the amounts allocated under Step 2 is credited pursuant to a consistent method to those Group Members who had losses, credits or other net tax benefits included in the consolidated return (referred to as "corporate tax benefits"); provided, however, that for the purposes of this Step 3, PHI and Conectiv shall be deemed to have corporate tax benefits only with respect to that portion of their losses, credits or other tax benefits that arise from taking into account items attributable to acquisition related debt.

B. Alternative Minimum Tax

1. General

If the total consolidated tax liability results in an alternative minimum tax ("AMT") liability, as imposed by Section 55(a) of the Code, then any consolidated AMT will be allocated to the Group Members based upon their proportionate amounts of AMT.

2. AMT Credits

If the total consolidated return liability results in consolidated minimum tax credit utilization, the consolidated minimum tax credit shall be tentatively allocated to each Group Member participating in the consolidated return in an amount equal to the lesser of (1) each Group Member's separate Minimum Tax Credit Carryforward or (2) the excess of such Group Member's allocated regular tax over its separate AMT Minimum Tax Credit Carryforward for this purpose is the sum of the annual amounts of consolidated AMT allocated to a Group Member in prior years less the sum of the consolidated minimum tax credits allocated to that Group Member in prior years. If the total of such tentative allocations exceeds the consolidated minimum tax credit utilized in the current taxable year, then the difference between the total of the tentative allocations and the consolidated minimum tax credit utilized for the taxable year shall be allocated as a negative amount to each Group Member in proportion to that Group Member's tentative allocation to the combined total of all such amounts. If the total of the tentative allocations is less than the consolidated minimum tax credit utilized, the difference between the consolidated minimum tax credit utilization and the total of the tentative allocations shall be allocated to each Group Member in proportion to that Group Member's remaining Minimum Tax Credit Carryforward to the combined total of such carryforwards. The consolidated minimum tax credit allocated to each Group Member for the taxable year will equal the sum of the amounts allocated in the two step computation.

C. Separate Return Limitation

Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article I exceed such Group Member's separate tax liability.

D. Unused Corporate Tax Benefits

A Group Member that is entitled to payment for a corporate tax benefit, but does not receive such payment because of the rules of this Article I shall retain such right for the future to the extent that such benefit can be applied subsequently against the consolidated tax liability. Uncompensated corporate tax benefits arising from negative taxable income shall have priority over the benefits attributable to excess tax credits.

E. Tax Adjustments

In the event of any adjustments to the tax returns of any of the Group Members (by reason of an amended return, a claim for refund or an audit by the Internal Revenue Service), the tax liability, if any, of each of the Group Members under Section A of this Article I shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member, in proportion to the increase or decrease in such Group Member's separate return tax liability computed under Section A of this Article I. In any situation in which the Group's tax liability is adjusted by a revenue agent's report or a court settlement and an item-by-item modification is not made, the Group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members employing the same method used to allocate liability for taxes under this Article I.

F. Earnings and Profits

For purposes of determining the earnings and profits of each Group Member, the tax liability of the Group shall be allocated among the Group Members in accordance with Treasury Regulation Sections 1.1552-1(a)(2) and 1.1502-33(d)(3).

II. Allocation Procedures for State Income Tax Liabilities

A. Allocation

To the extent any Group Members are required or permitted to file a combined, consolidated, or unitary state income tax return, state and local income tax liabilities will be allocated, where appropriate, among Group Members in accordance with principles similar to those employed in the Agreement for the allocation of consolidated federal income tax liability.

B. Tax Adjustments

In the event of any adjustments to the tax returns of any consolidated, combined or unitary group covered by this Article II (by reason of an amended return, a claim for refund or an audit by any state taxing authority), the liability, if any, of each Group Member included in such consolidated, combined or unitary return shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments by or to the appropriate Group Members shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest. Interest and penalties, if any, attributable to such an adjustment shall be paid by or to (in the case of interest accruing with respect to a refund) each Group Member included in the consolidated, combined or unitary return in proportion to the increase or decrease, as the case may be, in such Group Member's share of the consolidated, combined or unitary business profits tax liability as determined in accordance with this Article II. In any situation in which the consolidated, combined or unitary tax liability is adjusted and an item-by-item modification is not made, the Group Members of such consolidated, combined or unitary group shall consult its accountants for assistance in determining the appropriate Group Member giving rise to such adjusted tax liability. If responsibility cannot be determined, then the penalties and interest shall be allocated to all Group Members included in the consolidated, combined or unitary return employing the same method used to allocate liability for taxes under this Article II.

C. Limitation on Tax Liability Allocation of each Group Member

Under no circumstances shall the amount of tax or other liability allocated to a Group Member under this Article II exceed such Group Member's separate tax liability.

D. Restriction Pertaining to Reimbursements of Certain Tax Benefits

Notwithstanding the requirements of this Article II, PHI and Conectiv are not entitled to be reimbursed for any corporate tax benefits or losses other than those arising from acquisition related debt. Adjustments similar to the adjustments provided under Step 2 and Step 3 in Section A of Article I shall be made with respect to any payment made or required pursuant to this Article II.

III. Administration

A. Agency

Any actions to be taken by PHI under this Agreement may be delegated to, and performed by, such designee as deemed appropriate by PHI.

B. Group Member Tax Information

The Group Members shall submit the tax information requested by PHI, in the manner and by the date requested, in order to enable PHI to calculate the amounts payable by the Group Members pursuant to this Agreement.

C. Settlement Authority

PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, shall have sole authority, to the exclusion of all other Group Members, to agree to any adjustment proposed by the Internal Revenue Service or any other taxing authority with respect to items of income, deductions or credits, as well as interest or penalties, attributable to any Group Member notwithstanding that such adjustment may increase the amounts payable by Group Members under this Agreement.

D. Elections

PHI and the other Group Members shall execute and file such consents, elections and other documents that may be required or appropriate for the proper filing of a consolidated federal income tax return and any consolidated, combined or unitary state tax return, in each case, as determined by PHI or, with respect to any combined consolidated or unitary tax return, any person designated by PHI pursuant to Section A of this Article III, in such person's sole discretion.

E. Payments

Payments made to a Group Member pursuant to Step 3 in Section A of Article I or any similar amounts paid pursuant to Article II shall be made at approximately the same time the related tax payments are made to the appropriate tax authorities. Journal entries recording payments made pursuant to this Agreement will be made in the same month in which such payments are made.

F. Preparation of Returns

PHI shall be responsible for the preparation of any income tax returns and the calculations required by this Agreement (including any calculation related to estimated taxes).

IV.   Subsidiaries of Group Members

If at any time, any of the Group Members acquires or creates one or more subsidiary corporations that are includible corporations of the Group, they shall be subject to this Agreement and all references to the Group Members herein shall be interpreted to include such subsidiaries.

V.   Successors

This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of any Group Member succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

VI.   Effective Date

This Agreement shall apply with respect to any payments, adjustments and any other matters addressed herein related to the taxable year ending December 31, 2002, and subsequent taxable years. The provisos in step 2 and step 3 in Section A of Article I shall no longer be effective to the extent the Public Utility Holding Company Act of 1935 (the "1935 Act") is repealed or Rule 45(c) under the 1935 Act is repealed or amended to permit tax sharing payments with respect to losses, credits or other tax benefits of a registered holding company.

VII.   Termination Clause

This Agreement shall apply to the taxable year ending December 31, 2002, and subsequent taxable years, unless all of the Group Members agree in writing to terminate the Agreement prior to the end of the taxable year. Notwithstanding any termination, this Agreement shall continue in effect with respect to any payment or refunds due for all taxable periods prior to termination.

VIII.   Notices

Any and all notices, requests or other communications hereunder shall be given in writing (a) if to PHI, to Attention: Manager of Taxes, Facsimile Number: (202) 872-2268 and (b) if to any other person, at such other address as shall be furnished by such person by like notice to the other parties.

IX.   Expenses

Each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby, including all legal and accounting fees and disbursements.

IN WITNESS WHEREOF, the duly authorized representatives of the parties have set their hands.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Pepco Holdings, Inc. for the year ended December 31, 2004, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated March 16, 2005 relating to the consolidated financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in Pepco Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004.

PricewaterhouseCoopers LLP
Washington, DC
May 2, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Pepco Holdings, Inc. for the year ended December 31, 2004, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated March 16, 2005, relating to the consolidated financial statements and financial statement schedule, which appears in Potomac Electric Power Company's Annual Report on Form 10-K for the year ended December 31, 2004.

PricewaterhouseCoopers LLP
Washington, DC
May 2, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Pepco Holdings, Inc. for the year ended December 31, 2004, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated March 16, 2005, relating to the consolidated financial statements and financial statement schedule, which appears in Delmarva Power and Light Company's Annual Report on Form 10-K for the year ended December 31, 2004.

PricewaterhouseCoopers LLP
Washington, DC
May 2, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of Pepco Holdings, Inc. for the year ended December 31, 2004, filed pursuant to the Public Utility Holding Company Act of 1935, of our report dated March 16, 2005 relating to the consolidated financial statements and financial statement schedule, which appears in Atlantic City Electric Company's Annual Report on Form 10-K for the year ended December 31, 2004.

PricewaterhouseCoopers LLP
Washington, DC
May 2, 2005

Energy Systems North East, LLC
Income Statement
Year Ended December 31, 2004

	Year Ended December 31, 2004	**Year Ended December 31, 2003**
Revenues		
Operating Expenses		
Property Taxes		
Insurance Expense		
NEPA Reimbursable O&M Costs		
Depreciation and Amortization		
Bad Debt Expense		
Total Operating Expense		
Profit from Operations		
Other Expense/Income		
Interest Expense - NFR Power Note		
Interest Expense - Conectiv Mid Merit Note		
Miscellaneous Income/Expense		
Interest Income		
Total Interest Income (Expense)		
Net Income		
50/50 Partner Income		

Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.

1

Energy Systems North East, LLC
Balance Sheet
As of December 31, 2004

	December 31, 2004	December 31, 2003
Assets		
Current Assets		
Cash and Equivalents		
Revenue Receivable - Energy		
Revenue Receivable - ICAP		
Revenue Receivable - Steam		
Other Receivable - NEPA Reimbursement		
Allowance for Doubtful Accounts		
Other Receivables		
Total Current Assets		
Property, Plant, & Equipment		
3 Year Property		
Less Accumulated Depreciation - 3 Years		
7 Year Property		
Less Accumulated Depreciation - 7 Years		
20 Year Property		
Less Accumulated Depreciation - 20 Years		
Land		
Total Fixed Assets		
Other Assets		
Intangibles		
Accumulated Amortization - Intangibles		
Prepaid Property Taxes		
Prepared Expenses		
Total Other Assets		
Total Assets		

Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.

Energy Systems North East, LLC
Balance Sheet
As of December 31, 2004

	December 31, 2004	December 31, 2003
Liabilities and Equity		
Current Liabilities		
Accounts Payable		
Accruals - Gas Billings		
Accruals - Bidding Fees		
Accruals - Operating Services		
Accrued Interest Expense		
Total Current Assets		
Long Term Liabilities		
LT Demand Note		
LT Demand Note		
Total Long Term Liabilities		
Equity		
Beginning Equity		
Retained Earnings		
Total Long Term Liabilities		
Total Liabilities and Equity		

Please note that confidential treatment is requested for this financial statement pursuant to Rule 104 of the Act.